   As filed with the Securities and Exchange Commission on September 29, 2005

                                                   Registration No.  333-128112

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                               Amendment No. 1 to

                             REGISTRATION STATEMENT
                                Under Schedule B
                          of The Securities Act of 1933
                       ----------------------------------

                            The State Treasury of the
                               Republic of Poland
                              (Name of Registrant)

                              CT Corporation System
                                111 Eighth Avenue
                               New York, NY 10011
           (Name and address of authorized agent in the United States)

            It is requested that copies of notices and communications
             from the Securities and Exchange Commission be sent to:

                      Francis Fitzherbert-Brockholes, Esq.
                                White & Case LLP
                               5 Old Broad Street
                                 London EC2N 1DW
                                 United Kingdom

                       ----------------------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

                         CALCULATION OF REGISTRATION FEE
================================================================================================================
                                                    Proposed          Proposed
                                                    maximum           maximum
Title of each class of           Amount  to be      offering price    aggregate           Amount of
securities to be registered      registered         per unit (1)      offering price (1)  registration fee
================================================================================================================

Debt Securities                  $4,000,000,000     100%              $4,000,000,000      $470,800
================================================================================================================

(1) Estimated solely for purposes of determining the registration fee.

                       ----------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the
Prospectus contained herein also relates to debt securities having an aggregate principal amount of $600,000,000 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant's Registration
Statement No. 333-108097 under Schedule B and not previously sold in the United
States, in respect of which a filing fee of $55,200 was previously paid. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

================================================================================

                              CROSS REFERENCE SHEET

Pursuant to Rule 404(a) between Schedule B of the Securities Act of 1933 and the
Prospectus and the Registration Statement:
                                    Heading in Prospectus or location
     Schedule B Item                in Registration Statement
     ---------------                ---------------------------------

         1..........................Cover Page
         2..........................Use of Proceeds
         3..........................Public Debt; Tables and Supplementary Information
         4..........................Public Debt
         5..........................Public Finance
         6..........................*
         7..........................Authorized Agent in the United States
         8..........................*
         9..........................*
         10.........................Plan of Distribution*
         11.........................**
         12.........................Validity of the Securities
         13.........................*
         14.........................**

         -----------------

          *    Information to be provided from time to time in the prospectus supplements and/or pricing supplements to be delivered in
               connection with any offering of debt securities.

          **   Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

P R O S P E C T U S

                               THE STATE TREASURY
                                       of
                             THE REPUBLIC OF POLAND
                                 Represented by
                             The Minister of Finance

                                 Debt Securities

The State Treasury of the Republic of Poland may offer up to $4,600,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

                           ---------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                           ---------------------------

September 6, 2005

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland, known as the State Treasury, filed with the Securities and Exchange Commission, or the SEC, under a "shelf" registration process. Under this shelf process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of $4,600,000,000. This prospectus provides you with basic information about the Republic of Poland, or Poland, and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf process, it will provide a prospectus supplement that will contain updated information about
Poland, if necessary, and specific information about the terms of that offering.
Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to "dollars" or "$" in this prospectus are to United States dollars, all references to "zloty" or "PLN" are to Polish zloty, all references to "(euro)" are to the euro, the currency of the adopting member states of the European Union, or the EU. All currency conversions in this prospectus are at the National Bank of Poland's official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, the State Treasury has converted certain amounts from zloty into dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date. The following table sets forth the zloty : dollar exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

                                               2000           2001          2002          2003           2004
                                               ----           ----          ----          ----           ----
                                                                        (PLN per $)
Year end                                       4.1432         3.9863        3.8388        3.7405         2.9904
Average for year                               4.3464         4.0939        4.0795        3.8889         3.6540

-----------------

Source:  National Bank of Poland

For information on the convertibility of the zloty, see "Monetary and
Financial System--Exchange Rate Policy".

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated, all references to increases or decreases in gross domestic product, or GDP, are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period. References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index, or CPI, of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland's economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as
"may", "will", "expect", "intend", "estimate", "anticipate", "believe",
"continue", "could", "should", "would" or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct.

                                      -1-

                                 USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland's State budget borrowing requirements. See "Public Finance".

                                      -2-

                             THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory
(land area, internal waters and territorial sea) of 322,577 square kilometers.
Situated on the Baltic Sea, Poland has a coastline of 788 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus,
Lithuania and the Russian Federation. Poland's terrain is comprised largely of lowlands, traversed by its main river, the Vistula, with lakes, rivers and marshes throughout the northern and central regions and several mountain ranges, including the Tatras, in the south. Poland has approximately 90,000 square kilometers of forest (approximately 27.9 percent of Poland's total land area)
and 141,000 square kilometers of arable land (approximately 43.7 percent of
Poland's total territory).

Poland is also one of the most populated countries in Central Europe having a population of approximately 38.2 million. Population density is estimated at approximately 122 persons per square kilometer, with approximately 62 percent of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million. Eighteen other urban centers each have populations in excess of 200,000.

Poland is an ethnically and religiously homogeneous country. Approximately 98 percent of the population are ethnically Polish and speak Polish as a first language. Germans constitute the largest minority group, numbering approximately
152,000 persons and concentrated principally in Silesia. Smaller ethnic and national groups have cultural ties to such neighboring states as Ukraine,
Belarus and Lithuania. It is estimated that approximately 90 percent of the population is Roman Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic State after World War I. In September 1939, the
German and Soviet invasions of Poland commenced six years of military, social and economic devastation. At the conclusion of World War II, the Yalta and
Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated the Government. Government policy during this period was guided by a program of nationalization of industry, expropriation of large landholdings, central planning of the economy and the suppression of political dissent. In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the
Communist Party. Political and economic crises occurred in the 1950s, 1960s and
1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in
1980 and soon consolidated the growing popular discontent with the communist
Government. On December 13, 1981, in reaction to the threat of general country-wide strikes, the Government declared martial law and outlawed
Solidarity. Martial law continued for 18 months until July 1983. In the following years, the Government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the communist Government and the democratic opposition led by
Solidarity agreed to a power sharing arrangement and competitive elections to a bicameral Parliament. In June 1989, the overwhelming victory of Solidarity candidates in elections for available seats in the Parliament signaled the end of the political monopoly of the Communist Party. In May 1990, local elections were held in which Solidarity achieved a similar victory. In November 1990, the first free national election for President in the post World War II era resulted in the election of Lech Walesa, who had played an historic role in the formation and leadership of Solidarity. In October 1991, the first free election for the entire Parliament was held. The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

                                      -3-

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections according to a system of proportional representation. The Sejm consists of 460 members and the Senate consists of 100 members. Generally, electoral rules for the Sejm stipulate that a minimum five percent share of the popular vote must be gained by a party
(eight percent for party coalitions) to gain seats. All legislation must be approved by the Sejm and the Senate and signed by the President. The Sejm also has the power to overrule the Senate by a absolute majority vote and to overrule the President by a 60 percent majority vote achieved in the presence of at least half of the total number of deputies. The President (with the approval of the
Senate) or the Sejm may call a referendum on matters of extreme importance to the country.

Under the Constitution, fascist, communist and racist political parties are banned. The Constitution also confirms the independence of the National Bank of
Poland, or the NBP, Poland's central bank, which is charged with the responsibility of maintaining the value of the national currency, and grants to the NBP the exclusive power of setting and implementing monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60 percent of
GDP. There are also certain budget-related requirements that apply if public debt exceeds 50 percent of GDP. See "Public Debt--Debt Management". In addition, under the Constitution, since 1999 a budget act may not provide for financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is elected by direct vote for a five-year term and may be re-elected only once. Presidential powers include the right to initiate legislation, to veto certain legislative acts and, in certain instances, to dissolve Parliament. The President's power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President's signature within four months of receipt thereof from the
Government or the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided in the
Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints the Supreme Court and nominates the Prime
Minister and the president of the NBP, subject to approval by the Parliament.
The current President, Aleksander Kwasniewski, was elected in November 1995 and re-elected in 2000. The next Presidential election will take place on October 9,
2005.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.

Poland is divided into 16 provinces, known as voivodships. Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level. There are also three levels of independent territorial self-government: voivodships, counties and gminas. There are 16 voivodship at the top level (where self-government authorities are located alongside government-appointed voivods), 314 counties, known as poviats, at the intermediate level and 2,478 basic units of locally elected government known as gminas (including 66 cities with poviat status).
Self-government authorities are elected by popular vote. All of the self-government entities are financially autonomous and independent of each other and the Government. The Prime Minister may limit their activities only to the extent that their actions conflict with national law. The self-government entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees. The gminas are entitled under the Constitution to exercise such powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and appellate, regional and lower courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to constitutional matters.

Current Government and Politics

The most recent Parliamentary elections were held on September 25, 2005.
Following these elections, the Law and Justice (PiS) party and the Civic
Platform (PO) party, both right-of-center parties, received 26.99% and 24.14% of the vote, respectively. PiS has declared their intention to form a coalition government with PO, however, the process of coalition building will likely not be completed before

                                      -4-

the results of presidential elections in late October 2005. PiS and PO respectively won 33.7 and 28.9 percent of the seats in the Sejm and 49.0 and
34.0 percent of seats in the Senate. PiS is a conservative party which favors tax breaks and greater investment in welfare services. PO is a party of mainly market-oriented, liberal groups of businessmen and other professionals.

The main opposition parties are the populist Samoobrona "Self-Defense" party and the left-wing Democratic Left Alliance (SLD). They respectively won 12.2 and
12.0 percent of the seats in the Sejm. Eurosceptic groups are represented in the
Polish Families League (LPR) and the Polish Peasants' Party (PSL).

The following table shows a breakdown of the distribution of seats in the Sejm
(by party) and the Senate (by caucus) as of September 28, 2005:

Sejm                                                                 Seats
----                                                                 -----
Law and Justice (PiS)                                                  155
Civic Platform (PO)                                                    133
Self-Defense (Samoobrona)                                               56
Democratic Left Alliance (SLD)                                          55
Polish Families League (LPR)                                            34
Polish Peasants' Party (PSL)                                            25
German Minority                                                          2
                                                               -----------------
Total                                                                  460

Senate                                                               Seats
------                                                               -----
Law and Justice (PiS)                                                   49
Civic Platform (PO)                                                     34
Polish Families League (LPR)                                             7
Self Defense (Samoobrona)                                                3
Polish Peasants' Party (PSL)                                             2
New Senate 2005                                                          1
Independent candidates                                                   4
                                                               -----------------
Total                                                                  100

Local elections are scheduled for the second half of 2006, and the next presidential election is scheduled for October 9, 2005.

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 179 countries. In 1967,
Poland joined the General Agreement on Tariffs and Trade, or GATT, and is a
member of the World Trade Organization, or WTO, the successor to GATT. In 1986,
Poland rejoined the International Bank for Reconstruction and Development, known as the World Bank, and the International Monetary Fund, known as the IMF, having withdrawn its original memberships in 1950. Poland is also a member of the
International Finance Corporation, or IFC, and was a founding member of the
European Bank for Reconstruction and Development, or EBRD. In 1996, Poland was
accepted for full membership in the Organization for Economic Co-operation and
Development, known as the OECD.

In November 1992, Poland signed an agreement on free trade with the member countries of the European Free Trade Association, known as EFTA. By 2001, and in accordance with the terms of this agreement, Poland had removed tariff barriers for almost all industrial goods from EFTA countries.

In March 1993, Poland was among the founding members of the Central European
Free Trade Association, or CEFTA, which currently includes Bulgaria, Croatia and
Romania. The underlying Central European Free Trade Agreement consists of a series of bilateral trade agreements which have established a free trade zone among CEFTA member countries for industrial products from January 1, 2002.
However, from May

                                      -5-

2004, as part of Poland's accession to the EU, all previous bilateral trade agreements between Poland and other CEFTA countries were cancelled.
Consequently, Poland, as well as other CEFTA members who acceded to the EU ceased to be members of CEFTA.

On March 12, 1999, Poland became a member of the North Atlantic Treaty
Organization.

European Union Accession

In December 1991, Poland signed a "Europe Agreement" with the European
Community, now the European Union, establishing a trade and political association between Poland and the EU. The Europe Agreement became fully effective in 1994, and on April 8, 1994, Poland submitted a formal application for full EU membership.

The accession negotiations between Poland and the EU lasted for more than four years, being officially launched on March 31, 1998 and finalized at the
Copenhagen summit on December 13, 2002. The negotiations were split into 31 chapters, including one relating to the financial framework for the forthcoming
EU enlargement. The outstanding issues were Poland's net budgetary position in relation to the EU budget, the level of financial assistance from the EU structural funds and direct payments for the Polish farmers, were eventually agreed in Copenhagen. This agreement paved the way for the admission of Poland to the EU and the resulting EU enlargement on May 1, 2004.

In accordance with the timetable drawn up at the Copenhagen summit in December
2002, Poland and nine other candidate countries signed the Accession Treaty with the European Union at a ceremony on April 16, 2003 in Athens. Furthermore, the
Polish membership finally required the consent of its citizens in a referendum, which was held on June 7-8, 2003.

As membership in the Economic and Monetary Union and the adoption of the single currency are both required by the Accession Treaty and have been set as objectives of the Polish government, Poland is carrying on a continuing dialogue with the EU. As a member state, Poland is obliged to comply with a Convergence
Program which prepares a member state, with some derogations, for the adoption of the euro, the achievement of a high standard of sustainable convergence and meet the Maastricht criteria.

One of the most important issues for the first years of Poland's membership in the EU is to implement effectively projects financed by the EU in accordance with the Accession Treaty. That is in line with the principle of European solidarity which aims at helping the less developed EU countries to bridge the gap in the economic and social development with the more affluent member states.

An assessment of the financial outcome of Poland's accession has to take into account EU transfers to Poland from Structural Funds, Common Agricultural Policy transfers and other items (such as pre-accession funds, Transition Facility
Instrument, Schengen Instrument and lump-sum cash flow facility transferred directly to the State budget) as well as Poland's contributions to the general budget of the European Union due to its participation in the European
Communities Own Resources system.

Currently, there is a vigorous debate taking place in Poland regarding the planned referendum on Poland's acceptance of the proposed EU Constitutional
Treaty. The date for this referendum has not yet been set.

                                      -6-

                                   THE ECONOMY

Background

On January 1, 1990, the first post-communist Government introduced an economic reform program known as the "Economic Transformation Program" or the
"Balcerowicz Plan", named after the first post-communist Deputy Prime Minister and Minister of Finance, Leszek Balcerowicz. This radical economic reform program was designed to stabilize the economy and promote structural reforms.
Key elements included drastic reductions in state subsidies to state enterprises, elimination of many price controls, introduction of partial convertibility of the zloty and opening the economy to external competition.

After the implementation of the Balcerowicz Plan and throughout the mid 1990s,
Poland's average GDP growth rate exceeded 5 percent, decreasing between 1998 and
2000 to approximately four percent. In 2001, GDP growth slowed to 1.0 percent and in 2002, GDP growth was 1.4 percent. The slowdown was mainly driven by a decrease in domestic demand primarily as a result of the greater than predicted effects of a restrictive monetary policy as well as a general slow-down in world-wide economic conditions. In 2003, GDP growth was 3.8 percent and in 2004, it is estimated at 5.4 percent.

Between 1999 and mid-2000, Poland experienced a period of volatile inflation rates, with inflation reaching a peak year on year CPI rate of 11.6 percent in
July 2000. However, since then, inflationary pressure have eased. Restrictive monetary policy and low domestic demand in 2001, 2002 and 2003 resulted in a continued decrease in CPI inflation to 3.6 percent in December 2001, 0.8 percent in December 2002 and 1.7 percent in December 2003. In 2004, the inflation rate rose steadily due to high food prices, increases in VAT and transport prices
(especially fuel prices). In December 2004, the annual rate of CPI inflation was
4.4 percent. Since the beginning of 2005 the CPI inflation rate has declined steadily. In March 2005, the annual rate of inflation was 3.4 percent (3.6 percent yearly average). In June 2005, the annual rate of inflation was 1.4 percent (2.9 percent yearly average).

Twelve years of post-communist reforms have resulted in deep structural changes in the economy, the most significant being the development of the private sector. Prior to 1990, the private sector accounted for less than one quarter of total GDP and was largely concentrated in agriculture, services and small-scale manufacturing. Since then, the private sector has grown substantially and its contribution to production and employment has significantly increased, due to the growth of newly established private enterprises and privatization of state-owned assets and enterprises. In 2003, 68.5 percent of the Polish workforce was working in the private sector, producing 72.4 percent of total value added. In 2004, the percentage of the Polish workforce working in the private sector increased to 70.3 percent.

As a general principle, the Government considers it to be inappropriate for it to own and manage businesses. The primary goal of the privatization of State and local government properties is, therefore, to reduce the role of the Government in the Polish economy and to create a favorable environment for private sector development.

In late January 2002, the Government approved a four-year economic plan, entitled "Entrepreneurship--Development--Labor", known as the EDL Plan, to lower unemployment, develop infrastructure and restore economic growth to 5 percent per year by 2005. The EDL Plan also includes proposals for the amendment of
Poland's restrictive labor code, the reduction of bureaucratic obstacles to business (by reducing the number of approvals and permits required to conduct business), the mobilization of new financing for Poland's infrastructure (by using State guarantees to generate private financing) and the encouragement of employers to hire new graduates (by subsidizing employers' social security contributions and supporting volunteer jobs in local administration).

These economic efforts are currently continuing under the National Development
Plan 2004 - 2006. The strategic goal of the National Development Plan is to develop a competitive economy capable of long-term harmonized development, in order to ensure employment growth and improve social and economic integration with the European Union at regional and national levels. A new National
Development Plan for 2007 - 2013 is currently in the consultation process.

                                      -7-

Recent Economic Performance

GDP

GDP growth slowed in the late 1990s primarily as a result of the Russian economic crisis in August 1998, but by 2000, despite very tight monetary conditions, GDP growth had stabilized at 4.0 percent. However, in 2001, domestic demand fell in response to the restrictive monetary policy implemented in
September 1999. As a result, in 2001, notwithstanding positive export performance and an increase in consumer demand (by 1.7 percent as compared to the year 2000), aggregated domestic demand contracted by 1.6 percent due to a lower investment demand and a decrease in inventories, resulting in GDP growth of only 1.0 percent. In 2002, GDP grew 1.4 percent, with real growth of domestic demand being 0.8 percent. The slight increase in GDP growth resulted from relatively high individual consumption (up 3.8 percent in real terms) and increasing government consumption (up 0.4 percent in real terms) due to lower than previously forecast inflation. In 2003, GDP growth amounted to 3.8 percent.
For the first three quarters of 2004, GDP growth was 5.9 percent.

The following table sets out information relating to nominal and real GDP during the years 2000 to 2004:

                                           2000         2001        2002         2003        2004
                                           ----         ----        ----         ----        ----
Nominal GDP (in PLN billions)              723.9       760.6        781.1       814.9        883.7

$ equivalent (in billions)                 166.6       185.8        191.5       209.5        241.8
Real GDP growth (percent)                   4.0         1.0          1.4         3.8          5.4
Nominal per capita GDP (in PLN)           18,922       19,884      20,431       21,336      23,134
$ equivalent                               4,353       4,857        5,008       5,486        6,331
% change (year on year)                     1.3         11.6         3.1         9.5         15.4
zloty/$ exchange rate (average)           4.3464       4.0939      4.0795       3.8889      3.6540
% change (year on year)                     9.6        (5.8)        (0.4)       (4.7)        (6.0)

-----------------

Source:  GUS--Central Statistical Office, National Bank of Poland

In 2004, Poland's economic situation showed a marked improvement after a two and a half year slowdown, and it appears that since the second half of 2003 Poland has had relatively fast economic growth. Gross domestic product rose by 4.5 percent year-over-year in the second half of 2003, with GDP growth in 2003 of
3.8 percent. Growth accelerated further in the first half of 2004, being in annualized terms 7.0 percent in the first quarter of 2004 and at 6.1 percent in the second quarter of 2004.

Poland's economic recovery in 2003 was driven to a large extent by dynamic exports and the improved competitiveness of Polish enterprises which, until recently, had been encouraged by the favorable exchange rate. Net exports'
contribution to GDP growth in the first and second quarters of 2004 amounted to
0.7 and 0.1 percentage points, respectively. Exports contributed to GDP growth at the level of 5.0 percentage points in the first quarter of 2004 and was the main factor driving the growth. The gradual recovery of domestic demand also contributed to GDP growth. Contribution of gross fixed capital formation to the
GDP growth reached 0.6 percentage points in the first half of 2004, as compared to the period from the second quarter of 2001 to the first half of 2003 when it was negative.

Since the second quarter of 2003, Poland has maintained a high growth rate of private consumer demand of at least 3.5 percent. In the first half of 2004, private consumption amounted to 4.0 percentage points of GDP growth. The rate of economic growth in 2004 was 5.4 percent.

Inflation

Since the end of 1990, the year on year CPI inflation rate has been gradually declining, from almost 250 percent in December 1990 to 0.8 percent at the end of
2002. The long-term deviation in this trend was in the period 1999-2000, when the CPI rose from 6.2 percent in March 1999 to 11.6 percent in July 2000. Since then, the CPI inflation rate has decreased steadily as a result of an anti-inflation monetary policy, a high level of supply of agricultural products
(which caused inflation in food prices to fall), low domestic demand as a result of high interest rates, declining global crude oil prices and the appreciation of the zloty against other currencies. In December 2000, the annualized CPI inflation rate was 8.5 percent

                                      -8-

(10.1 percent yearly) and December 2001 it had declined to 3.6 percent (5.5 percent yearly average). In 2002, CPI inflation continued to decline, mainly due to low domestic demand and low food prices. At the end of 2002, the annualized
CPI inflation rate was 0.8 percent year-on-year (1.9 percent yearly average). At the end of 2003 the inflation rate was 1.7 percent (0.8 percent yearly average and has increased to 4.6 percent in July 2004). In 2004, inflation increased mainly due to high food prices, increases in VAT and transport prices
(especially fuel prices). In December 2004, the annualized CPI inflation rate was 4.4 percent (3.5 percent yearly average). In March 2005, the annualized CPI inflation rate has decreased to 3.4 percent (3.6 percent yearly average) and to
1.4 percent in June 2004 (2.9 percent yearly average).

An anti-inflation policy has always been at the core of the stabilization program in Poland. In September 1998, the Monetary Policy Council, or MPC,
adopted a strategy which aimed to reduce the inflation rate to below 4 percent by 2003. Although the inflation targets set by the MPC for the years 1999 to
2003 were not met; overall inflation decreased steadily. In February 2003, the
MPC adopted a new strategy for the period after 2003 which aims to stabilize inflation at the level of 2.5 percent (+/- 1.0 percentage point).

The year-on-year annual increase in the producer price index, or PPI, fell from nearly 193 percent at the end of 1990 to 5.6 percent at the end of 2000. During
2001, growth in the PPI slowed further and in December 2001 producer prices were
0.4 percent lower than in December 2000. Producer prices increased 2.2 percent by December 2002 due primarily to the increase in prices of crude oil products.
Producer prices in December 2003 were 3.7 percent higher than in 2002. In 2004 producer prices increased considerably by 5.2 percent.

The following table shows the year-on-year rates of change in the CPI and PPI for the years 2000 to 2004:

                                           2000         2001        2002         2003        2004         2005
                                           ----         ----        ----         ----        ----         ----
                                                                           (%)
Consumer prices (CPI year end,
annualized)                                 8.5         3.6          0.8         1.7          4.4        0.6(1)
CPI (yearly average)                       10.1         5.5          1.9         0.8          3.5        2.9(2)
Producer prices (PPI year end,
annualized)                                 5.6        (0.4)         2.2         3.7          5.2        0.7(3)
PPI (yearly average)                        7.8         1.6          1.0         2.6          7.0        2.0(4)

-----------------

Source:  GUS--Central Statistical Office

(1) June 2005 compared with December 2004
(2) January-June 2005 compared with January-June 2004
(3) May 2005 (December of previous year = 100)
(4) January-May 2005 compared with January-May 2004

Wages

The following table shows the percentage change in gross nominal and gross real wages during the years 2000 to 2004 and the first three months of 2005:

                                           2000         2001        2002         2003      2004 (2)     2005 (3)
                                           ----         ----        ----         ----      --------     --------
                                                                           (%)
All Sectors
   Nominal wages                           11.1         8.0          2.6         4.2          4.8         3.6
   Real wages                               1.0         2.5          0.7         3.4          1.5         0.3
Enterprise Sector: (1)
   Nominal wages                           11.4         7.1          3.4         2.8          4.1         2.0
   Real wages                               1.3         1.6          1.5         2.0          0.8        (1.3)

-----------------

Source:  GUS--Central Statistical Office

(1)  Includes forestry, logging and related service activities, sea fishing, mining, quarrying, manufacturing, electricity, gas, steam and hot water supply, construction, wholesale and retail trade, repair of motor vehicles, motorcycles and personal and household goods, hotels and restaurants, transport, storage and communication, real estate activities,

                                      -9-

     renting and business activities, sewage and refuse disposal, sanitation and similar activities, recreational, cultural and sporting activities and other service activities.

(2)  Preliminary data

(3)  Preliminary data for January 2005 to March 2005

Under Polish law, wage levels are determined through negotiations between employees and management with guidelines set by a tripartite commission including representatives of the Government, employees and employers. This commission sets annual limits for permissible increases in nominal wages for employees of state-owned enterprises. These limits were 6.8 percent in 2000, 9.2 percent in 2001, 5.6 percent in 2002, 3.0 percent in 2003 and 3.2 percent in
2004.

Employment

Before 1989, unemployment was not officially recognized in Poland for political reasons, and over-employment was evident in many enterprises. The registered unemployment rate was 10.4 percent at the end of 1998, rising to 15.1 percent at the end of 2000, 19.4 percent at the end of 2001, 18.0 percent at the end of
2002 and 2003 (20.0 percent - considering persons employed on private farms in agriculture as a part of economically active civilian population - in case of calculating of the unemployment rate; on the basis of the results of Population and Housing Census of 2002 and Agricultural Census of 2002) and 19.1 percent at the end of 2004. The increase in unemployment through 2003 is mainly attributable to slower growth, demographic effects, ongoing restructuring of industry and an increase in the number of people registering as unemployed as a result of the increased benefits due to the health system reforms implemented at the beginning of 1999 (see "Public Finance--Social Expenditure--Health System
Reform"). Since January 2005, the unemployment rate has slowly fallen from 19.5 percent to 18.0 percent in June 2005 out of a total available workforce of some
15.7 million people, which is approximately 41 percent of Poland's population.

The unemployment rate is defined as the proportion of unemployed persons in
Poland's civilian economically active population. Persons between the ages of 15 and 74 are regarded as economically active and a person is treated as unemployed if he or she is not working and is available for work and is actively seeking work or has been offered a job and is waiting to take it up.

Unemployment is particularly high among younger people, in some economic sectors and in certain regions of Poland, mainly in the northwest and east. Although plans aimed at stimulating economic growth and reducing bureaucratic obstacles to business may lead to a slight decrease in unemployment rates, the Government does not expect unemployment to decrease significantly in the next few years.
This is mainly due to unfavorable demographic trends resulting in an increase in young people entering the workforce, poor economic conditions in some regions and continued restructuring of enterprises which leads to lower employment.

The following table shows the unemployment rate in Poland for the years ended
December 31, 2000 to 2004 and as of June 30, 2005:

                         2000            2001         2002(1)        2003(1)          2004         June 30, 2005
                         ----            ----         -------        -------          ----         -------------
Unemployment Rate        15.1            17.5           18.0          18.0            19.1             18.0
                                                        20.0          20.0
-----------------

(1)  Data for 2002 and 2003 are compiled using two different methods: the first figure above for each year includes persons employed on private farms in agriculture (as a part of the economically active civilian population when calculating the unemployment rate) and the second figure above for each year uses of the Agricultural Census of 1996 and Population and Housing
     Census of 2002 and Agricultural Census of 2002.

Source: GUS--Central Statistical Office

                                      -10-

The following table shows the number of persons employed in Poland by major sector (including budgetary entities involved in national defense and public safety) for the years 2000 to 2004 and the first three months of 2005:

                                           2000         2001       2002(1)       2003       2004(2)     2005(3)
                                           ----         ----       -------       ----       -------     -------
                                                                       (thousands)
Agriculture, hunting and forestry           4,305        4,290       4,282        2,138       2,144           98
                                                                     2,161
Fishing                                        10            7           6            6           6            2
Industry                                    3,134        2,964       2,888        2,872       2,902        2,490
Construction                                  815          737         676          617         610          342
Trade and repair                            2,075        1,969       1,998        2,004       2,032          901
Hotels and restaurants                        226          217         211          214         221          106
Transport, storage and communication          779          714         725          706         701          508
Financial intermediation                      299          287         290          261         270          233
Real estate and business activities           823          842         897          926         928          561
Public administration and defense             822          851         839          843         851          549
Education                                     903          908         894          978         999        1,019
Health and social work                        908          869         852          705         698          612
Other community, social and personal
service activities                            391          341         366          371         375          185
                                           ------       ------      ------       ------      ------        -----
Total employed persons                     15,490       14,996      14,924       12,641      12,737        7,606
                                                                    12,803

----------------

(1)  Data for 2002 are compiled using two different methods: the first figure above for each year includes persons employed on private farms in agriculture (as a part of the economically active civilian population when calculating the unemployment rate), and the second figure above for 2002 uses of the Agricultural Census of 1996 and Population and Housing Census
     of 2002 and Agricultural Census of 2002.

(2)  Preliminary Data

(3)  Data concern entities of national economy employing more than nine persons, excluding individual agriculture and budgetary entities involved in national defense and public safety.

Source:  GUS--Central Statistical Office

During the last several years, union membership in Poland has been declining, in line with the trend in Europe generally; the degree of unionization in Poland is now very low as compared to other OECD countries. Consequently, the influence of trade unions on Poland's economy is diminishing. Around 30% of all trade union members belong to either NSZZ Solidarnosc or OPZZ, the two biggest trade unions in Poland. In 1995, 33% of all employees were members of a trade union, whereas by 2002 this figure had fallen to 14.8%.

Most current trade union members are employed in large, mainly state-owned, companies and only a minority of trade unionists work in the private sector. In
2002, 76.7 % of all trade union members were employed in the public sector, with
7.1% in the private sector and the remaining 16.2% in mixed capital (i.e., partially privatized) companies.

Since 1994, trade unions, employers' organizations and representatives of the government have made up the Tripartite Commission for Socio-Economic Affairs - a
forum for social dialogue, with the aim of discussing salaries and social benefits, reconciling the interests of employees and employers and discussing economic and social policies, but whose recommendations are not binding on the government. By participating in this commission, trade unions have some influence on the development of economic policies.

The Privatization Process

After 14 years, the process of privatization in Poland has significantly reduced the number of state enterprises from the original figure of 8,453 in 1990.
Revenue from privatization between 1990 and December 2004 amounted to PLN 87.6 billion, of which about 95 percent was from capital privatization (See "Capital
Privatization" below). Poland has utilized several methods to facilitate the transfer of assets

                                      -11-

from State control to private ownership, including privatization, liquidation, bankruptcy and transfers to municipalities.

The process of privatization accelerated in the mid-1990s with the passing of a new law on commercialization and privatization of state enterprises in 1996.
While privatization proceeds accounted for only PLN 800 million in 1993, revenues were PLN 13.3 billion in 1999 and reached PLN 27 billion in 2000 when receipts were increased by the privatization of the incumbent telecommunications operator, Telekomunikacja Polska S.A., or TP S.A, for approximately PLN 18 billion.

However, since 2000 revenues from privatization have decreased, totaling PLN 2.9 billion in 2002 and PLN 4.1 billion in 2003. In 2004, privatization revenues were PLN 10.2 billion. The primary reason for the decrease in privatization revenues from previous years is the slowdown in the capital markets since 2000 which has led to a fall in asset prices and subsequently less demand for privatized companies.

The primary methods for the transfer of state-owned enterprises and assets to private ownership are direct privatization and capital (indirect) privatization.

Direct Privatization

Direct privatization involves the sale of the assets of a State enterprise or the entering into a joint venture or leasing arrangement with a potential investor. As at the end of 2004, out of 2,216 entities approved by the Minister of the Treasury for direct privatization, transactions in respect of 2,119 (95.6 percent) had been completed and such entities were removed from the register of state enterprises. Between 1990 and December 2004, direct privatization accounted for approximately PLN 5 billion of privatization revenues.

Capital (or Indirect)  Privatization

Capital (or indirect) privatization involves the commercialization of a state enterprise prior to sale. The state enterprise is first converted into a joint stock company owned and operated by the Ministry of the Treasury (a process known as "commercialization") and, thereafter, shares in the relevant company are sold either as part of a public offering or directly to a strategic investor. As at the end of December 2004, of the 1,562 entities which had been converted into state-owned joint stock companies, shares or stakes in 1,008 of such companies had been sold, including:

o    352 companies by way of indirect privatization (of which 133 were acquired, in whole or in part, by foreign investors);

o    512 companies, through transfers of their shares to National Investment
     Funds under the National Investment Fund Program, known as the NIF Program;
     and

o    144 companies through other methods of privatization.

Between 1990 and the end of December 2004, indirect privatization accounted for approximately PLN 82.6 billion in privatization revenue receipts.

As a result of privatization, the State Treasury was the owner of only 385 operating state enterprises (another type of corporate business entity in Poland based on the Act on State Enterprises of 1981). As at the end of December 2004,
the State Treasury held shares in about 1,545 commercial code companies. In approximately one-third of these companies the State Treasury was the holder of a majority stake (in most cases, these companies are currently being prepared for privatization).

Poland, is open to foreign investment and allows foreign investors access to the privatization of state property on the same basis as domestic investors, based on transparent procedures. Disputes occasionally arise due to the complicated and long-term nature of agreements in a privatization process. The main disputes between the State Treasury and investors concern the failure to fulfill payment obligations or investment and social obligations. To prevent such disputes arising, the Ministry of the Treasury monitors the performance by investors of their respective obligations. In cases where the obligations are not performed, relevant legal remedies are sought, including the imposition of contractual penalties. However, disputes involving foreign investors are relatively few when compared to the total number of concluded privatization agreements.

                                      -12-

The most significant dispute over a privatization agreement concerns the privatization of Powszechny Zaklad Ubezpieczen S.A., or PZU, Poland's largest insurance company. Since 1999, a consortium of Eureko B.V. and BIG Bank Gdanski
S.A. (later renamed Bank Millenium S.A.) has held 30 percent of PZU's shares.
Pursuant to an agreement dated April 3, 2001, Eureko B.V. was entitled to purchase further 21 percent of PZU's shares as a part of an envisaged public offering, giving it majority control of PZU. On October 23, 2002, Eureko B.V.
initiated arbitration proceedings before an international tribunal against the
State Treasury, claiming that the Polish Government had repeatedly delayed the implementation of the agreement and had also refused to allow a public offering of PZU's shares, 55 percent of which are still owned by the State. Eureko claims damages, however, the State Treasury does not regard the potential liability of the State in connection with any dispute involving foreign investors to be material. A decision of the arbitration tribunal was handed down in favor of
Eureko, however, a final agreement on the issue is still pending.

It is currently envisaged that the core privatization programs will be completed by the end of 2006. During this period, Poland aims to achieve a State ownership structure similar to that which exists in other Member States of the European
Union.

Privatization in Poland has, to date, been completed in the following sectors:
trade and services, automotive industry, household appliances, construction, electrical engineering, cement, timber and furniture, food processing and tobacco. Additionally, the following sectors are in advanced stages of the privatization process: banking, insurance, pharmaceuticals, sugar, spirits, shipbuilding, transport, oil, electrical energy, steel making and publishing and printing. Privatization has only recently been initiated in the mining, gas, heavy chemicals and defense sectors. The successful completion of privatization in these sectors depends to a great extent on the completion of the restructurings currently underway.

The State does not currently intend to privatize strategically significant sectors and enterprises such as airports, seaports, railway networks, electricity grids, gas and oil transmission pipelines, backbone telecommunications networks or strategic gas and oil storage bases. The sectors which will remain state-owned are those in which full deregulation of the market cannot be implemented at present. This includes certain public utilities, various scientific institutions, core educational institutions and postal services. The State Treasury will retain ownership of public television and radio facilities. The State will also retain control over companies in certain specially regulated industries, such as horserace betting and national lottery monopolies.

The primary goals of privatization in 2005 will be to provide income to the
State budget, increase the efficiency of privatized entities, improve the competitiveness of such entities, support restructuring processes and work on the development of the capital markets. Detailed objectives for 2005 include:

o    further development of the Polish capital markets through privatizations by way of public offers;

o    further steps towards the privatization of strategic and infrastructure sectors such as energy, oil and gas, bulk chemicals, pharmaceuticals and sugar;

o    support for restructuring in certain sensitive sectors, especially to the competitive EU single market, such as hard coal and defense; and

o    continuation of privatization in the insurance, transport, alcoholic beverages and energy sectors.

Restitution

Prior to 1990, many individuals and businesses were deprived of their property under post-war communist nationalization or expropriation laws. Under current law, restitution claims may only be enforced if the property was nationalized illegally. Claims for restitution have been successful in cases where both administrative and civil procedures have been used by the claimants. Between
1989 and 2003, approximately 12,000 claims were filed and adjudicated and 5,000 were resolved in favor of the claimants. As a result, the illegally seized property was returned to former owners or compensation was paid corresponding to the value of confiscated property (40 percent being decided in favor of the claimants). Property owned by the religious communities is being returned under current restitution proceedings contained in the Administrative Code.

                                      -13-

As it would not, in many cases, be possible to make direct restitution of property to former owners and while respecting the constitutional principle of property protection, a draft Restitution Act envisages that persons entitled to compensation must be former owners of real property which is currently within
Polish territory who, at the time the loss of property occurred, were Polish citizens, irrespective of their current citizenship or nationality including that of their heirs. Citizens of those States with which Poland concluded agreements after World War II compensating such States for the value of property lost due to takeover by the State Treasury will not be able to benefit from the law. Those countries are the United States, France, Denmark, Sweden, the United
Kingdom, Belgium, Luxembourg, Greece, The Netherlands, Austria, Canada,
Switzerland and Norway.

The draft Restitution Act applies not only to persons whose rights were violated as a result of nationalization laws or regulations but also those who were unjustly deprived of property in terms of principles of social justice. Persons who lost their real estate as a result of nationalization laws enacted in the period from 1944 to 1962 are entitled to compensation, as are their statutory heirs.

One proposal under the draft Restitution Act would compensate people whose land and property were nationalized by the communists. The State would pay 15 percent of the value of such nationalized property, and the Treasury Ministry estimates the total compensation cost at PLN 11.5 billion. These proposed State payments would come from a fund which currently only totals PLN 1.5 billion. To make up for the shortfall, the government plans to sell off the partial holdings it owns in privatized companies.

At the Ministry of the Treasury, further work is being conducted with regard to the draft. The Council of Ministers examined and approved the assumptions underlying the draft in March 2004. On the basis of these assumptions, detailed mechanisms were being incorporated into the draft Restitution Act, which was approved by the Council of Ministers on March 2, 2005 and sent to the
Parliament.

Foreign Direct Investment

According to estimates by the Polish Information and Foreign Investment
Agency(1) (or the PAIiIZ), the accumulated value of foreign direct investment, or FDI, in Poland between 1993 and 2004 was $84.45 billion. In 2004 FDI in
Poland amounted to $7.86 billion, an increase of $1.44 billion from 2003. This is the highest FDI value since 2000.

Since March 2002, investment grants covering up to 25 percent of each investment
(subject to reductions in certain regions) creating new jobs (up to (euro)4,000)
and training grants (both specialist and general) of up to (euro)1,150 per employee have been available in relation to FDI.

Subject to certain restrictions, Polish law generally allows for full repatriation of capital, dividends and profits by foreign investors. Generally, foreign investors are not required to obtain any special permits to invest in
Polish companies, although there are some restrictions on the maximum shareholdings foreign investors can hold in certain sectors, such as TV networks and newspaper groups.

The following table sets forth certain information regarding the cumulative value of FDI in Poland by the country of origin of investors as of December 31,
2004:

                                                                             Capital invested
                Country of origin             Number of investors              ($ millions)
             -----------------------       -------------------------      -----------------------
         France                                    101                          16,026.1
         The Netherlands                           126                          11,154.2
         United States                             118                          10,163.7
         Germany                                   258                          10,149.5

-----------------

(1)  Statistics prepared by the PAIiIZ are calculated on a basis different from those prepared by the NBP. The PAIiIZ obtains statistical information from an external source entity, unlike the NBP which collects data directly. The
     PAIiIZ looks at total investment contemplated in investment agreements rather than the amount of money which moves through the Polish banking system. In addition, where payments are made by installments, the PAIiIZ will calculate the amount of overall investment (forward-looking), while the NBP will only include the amount of the current installment. Finally, the PAIiIZ follows the OECD definition of "direct investment", which includes funds paid by a foreign entity on behalf of a Polish entity to serve such Polish entity's foreign commitments. The NBP estimates FDI by reference only to money related to a foreign direct investment that passes directly through the banking system.

                                      -14-

                                                                             Capital invested
                Country of origin             Number of investors              ($ millions)
             -----------------------       -------------------------      -----------------------

         International                              14                           4,648.7
         United Kingdom                             56                           4,337.2
         Italy                                      67                           4,089.3
         Sweden                                     60                           3,715.2
         Belgium                                    27                           2,902.6
         Denmark                                    50                           2,096.2
         Switzerland                                28                           1,617.9
         Austria                                    40                           1,223.7
         The Republic of Korea                       6                           1,167.9
         Cyprus                                      4                           1,110.5
         Ireland                                     6                           1,026.2
         Portugal                                    4                             678.4
         Luxembourg                                 19                             673.0
         Finland                                    20                             578.5
         Greece                                      4                             561.6
         Spain                                      11                             486.3
         Russia                                      3                             409.1
         Japan                                      18                             362.3
         Norway                                     14                             345.2
         Croatia                                     2                             219.0
         Canada                                     13                             210.9
         Australia                                   3                             159.5
         Turkey                                      4                             100.1
         Czech Republic                              5                              75.0
         Israel                                      4                              70.4
         Slovenia                                    2                              70.3
         South Africa                                1                              57.2
         Hungary                                     4                              55.8
         China                                       2                              45.0
         Philippines                                 1                              40.0
         Lichtenstein                                5                              16.9
         Monaco                                      1                               6.8
         TOTAL                                                                  84,477.6
         Investments exceeding $1 million                                       80,649.8
         Estimated investments not
           exceeding $1 million                                                  3,827.8

-----------------

Source:  PAIiIZ

The following table gives certain information regarding the cumulative value of
FDI in Poland by sector as of December 31, 2004:

                                                   Capital invested
         Sector(1)                                   ($ millions)                   Share
         ---------                            --------------------------         -----------

         Manufacturing
         Transport equipment                         6,663.6                      8.3%
         Food processing                             6,624.8                      8.2%
         Other non-metal goods                       4,205.5                      5.2%
         Electrical machinery and apparatus          3,250.0                      4.0%
         Chemicals and chemical products             3,245.2                      4.0%
         Pulp and paper                              2,086.0                      2.6%
         Wood and wooden products                    1,692.1                      2.1%
         Rubber and plastics                         1,459.0                      1.8%
         Metals and metal products                   1,278.3                      1.6%
         Machinery and equipment                     1,023.7                      1.3%
         Furniture production                          349.7                      0.4%
         Fabrics and textiles                          290.5                      0.4%
         Leather and leather products                   31.4                      0.0%
         Total                                      32,199.9                     39.9%

                                      -15-

                                                   Capital invested
         Sector(1)                                   ($ millions)                   Share
         ---------                            --------------------------         -----------
         Other
         Financial intermediation                   18,878.5                     23.4%
         Trade and repairs                           9,517.4                     11.8%
         Transport, storage and                      7,861.4                      9.7%
         communication
         Power, gas and water supply                 3,207.6                      4.0%
         Real estate renting and business            2,952.7                      3.7%
         activities
         Community, social and personal              2,732.2                      3.4%
         services
         Construction                                2,110.1                      2.6%
         Hotels and restaurants                        885.3                      1.1%
         Mining and quarrying                          228.6                      0.3%
         Agriculture                                    76.3                      0.1%
         TOTAL                                      84,477.6
         Investments exceeding $1 million           80,649.8                    100.0%
         Estimated investments not
           exceeding $1 million                      3,827.8

(1)  According to the Polish Classification of Activities (PKD)

Source:  PAIiIZ

Principal Sectors of the Economy

GDP growth has increasingly come from private domestic consumption as well as investment. In 2003, GDP growth was positively affected by increasing exports as a result of a favorable zloty exchange rate.

The following table illustrates the composition of GDP (as a percentage of total
GDP) by sector for the years 2000 to 2004:

                                           2000         2001        2002         2003       2004(1)
                                           ----         ----        ----         ----       -------
Agriculture, hunting and forestry              3.1          3.2         2.7          2.6         2.9
Industry, of which                            22.1         20.8        20.7         21.7        23.7
   Mining and quarrying                        2.2          2.1         2.0          1.9         2.5
   Manufacturing                              17.2         15.5        15.3         16.2        18.0
   Energy, gas and water supply                2.7          3.2         3.4          3.6         3.2
Construction                                   7.1          6.3         5.8          5.3         4.9
Trade and repair                              17.5         17.8        18.2         17.2        17.1
Hotels and restaurants                         1.1          1.1         1.1          1.0         1.0
Transport, storage and communication           5.9          6.3         6.8          6.8         6.6
Financial intermediation                       2.0          1.9         1.5          1.8         2.0
Real estate renting and business              11.6         12.2        12.4         12.3        11.9
activities
Public administration and defense              6.0          6.4         6.3          6.3)
Education                                      4.0          4.4         4.5          4.6)       13.8
Health and social work                         3.6          3.6         3.5          3.3)
Other community, social and personal           3.5          3.7         3.9          4.0         3.8
   service activities

-----------------

(1)  Preliminary data.

Source:  GUS--Central Statistical Office

                                      -16-

The following table illustrates the contribution to growth of GDP by selected sectors for the years 2000 to 2004:

                                           2000         2001        2002         2003       2004(1)
                                           ----         ----        ----         ----       -------

Agriculture, hunting and forestry             (8.0)         9.4         2.1          8    )      6.8
Fishing                                       (2.3)       (14.2)       (7.4)       (10.7) )

Industry, of which                             6.5         (0.3)       (0.2)         7.9         9.7
   Mining and quarrying                        1.8         (7.0)       (6.0)         2.1         2.5
   Manufacturing                               7.0         (0.8)        1.6         10.6        12.9
   Energy, gas and water supply                6.6          7.9        (5.0)         2.0         1.0
Construction                                   0.3         (7.9)       (6.8)        (2.9)       (1.3)
Trade and repair                               4.1          3.9         5.7          0.5         6.3
Hotels and restaurants                         6.2         (0.8)       (5.4)        (0.1)        1.3
Transportation, storage and                    3.4          3.4         8.3          3.5         3.7
communication
Financial intermediation                      13.8         (1.9)      (19.6)        10.6        12.1
Real estate renting and business               3.0          3.5         2.8          3.8         2.8
activities
Public administration and defense              6.1          4.2        (0.3)         3.8  )
Education                                      0.0         (3.0)        0.9         10.8  )      2.1
Health and social work                        (0.4)         0.0        (2.7)        (9.0) )
Other community, social and
personal
      service activities                       2.6         (1.6)        3.2          4.5         1.4
Private households with employed               2.1          3.2         2.4          4.1        (6.7)
person

-----------------

(1)  Preliminary data.

Source:  GUS--Central Statistical Office

Service Industries

The service industries sector (including real estate renting and business activities and financial intermediation) has in recent years been the fastest growing and largest sector in Poland. In 1997, the service industries sector accounted for 38.1 percent of GDP, in 2003 it accounted for 43.4 percent of GDP and in 2004 it is expected to account for 43.0 percent of GDP.

Industry

The economic reforms in the mid-1990s resulted in a steady increase in domestic demand which stimulated a recovery in industrial output, initially in the food industry, and later in other sectors. This trend was steady until the Russian crisis resulted in a dramatic decrease in the growth rate. However, by 2000 growth in sold industrial production rose to 6.7 percent although it slowed to
0.6 percent. Since then industry has steadily grown showing growth of sold production of 1.1 percent in 2002, 8.3 percent in 2003 and 11.7 percent in 2004.
Since 1990, the Government has introduced policies designed to create or improve incentives for industry to become more efficient, reduce costs and address environmental issues. Although Poland's industrial sectors already meet a number of EU industrial environmental standards, additional legislative changes will be necessary fully to comply with applicable EU environmental directives. The total cost of bringing all industrial sectors into compliance with EU environmental standards is estimated at (euro)40 billion. The process is expected to be completed over several transitional periods lasting a number of years.

Mining and Quarrying. Poland has substantial mineral resources and is a large producer of refined copper and silver. At the end of 2001, Poland had reserves of 45,890 million tons of hard coal and 2,447 million tons of copper ore. At the present level of output, workable copper reserves in Poland are predicted to last for almost 100 years. Poland also has significant resources of zinc, lead, salt and other minerals. Since 1996, mining and quarrying (as a percentage of total GDP) has declined, accounting for 1.9 percent of total

                                      -17-

GDP in 2003 compared to 3.1 percent in 1996, as a result of the significant decline in domestic demand for coal and the high cost of Polish coal. Mining and quarrying accounted for 2.1 percent of GDP in 2001 and 2.0 percent in 2002.
However, both the output and revenues from mining and quarrying rose markedly in
2004 as a result of a substantial increase in world prices of coal, copper and other mineral resources.

Coal. Since 1998, Poland's coal industry has been in a long-term restructuring program. Production capacity has been reduced by over 32 million tons per year over the period 1998-2002. Over the same period, 23 mines have been wholly or partially closed and employment in the sector has been reduced from 243,300 employees at the end of 1997 to 127,100 employees at the end of 2004. Production has fallen from 138 million tons in 1997 to approximately 101 million tons in
2004. Miners have been given special incentives to accept redundancy including early retirement schemes, superannuation benefits and a lump sum dismissal package of 24 times the relevant monthly wage. The program has been financed by the Labor Fund and the Social Insurance Fund.

The program envisages further reductions of output and employment, debt write-offs and consolidation of five coal corporations into one. The restructuring program is aimed at making the sector more profitable and limiting negative social consequences of the redundancies. The cost of completing the program, which will be borne by the State budget, is estimated at PLN 6.2 billion.

Steel. Under a restructuring program which began in the 1990s, employment in the steel sector has reduced from over 78,000 employees at the end of 1998 to 17,500 employees at the end of 2004. The program is being financed by the State budget
(PLN 200 million for the years 1999 to 2003), the EU's pre-accession PHARE support program and the plants' own means.

The State Treasury holds all the shares in nine steel plants, a majority stake in one steel plant and a minority stake in 19 other plants. Bankruptcy proceedings are underway with respect to six steel plants. The current restructuring program, which has been approved by the EU, provides for the substantial financial restructuring of steel mills, as well as consolidation of steel mills on a product basis and their privatization in the near future. Four state-owned companies have been consolidated to form PHS S.A. At the end of
October 2003, PHS S.A. was sold to Mittal Steel (the former LMN Group). The privitization process was completed in March 2004 and the current name of the company is Mittal Steel Poland S.A. The state-owned Huta Czestochowa steel mill was sold to the Ukrainian Industrial Union of Donbas in July 2005.

Oil and Gas. Poland's oil reserves are insignificant. Poland currently has seven oil refineries which in 2004 processed 18.1 million tons of crude oil. Most refineries require modernization in order to enable them to raise the quality of their products and to meet increasingly stringent environmental standards but two leading refineries, Grupa Lotos S.A. and PKN ORLEN S.A., have been fully modernized and are capable of producing fuels which meet current stringent EU standards. Their combined current processing capacity is 22.3 million tons of crude oil per year. The State Treasury directly owns 28 percent of PKN ORLEN
S.A. and 85 percent of Grupa Lotos S.A. Both are scheduled to be further privatized.

Russia is the main source of Poland's oil imports, accounting for more than 90 percent of oil imports in 2004, although the existing oil infrastructure
(pipelines and a sea terminal) is capable of handling imports from other overseas sources.

Poland has natural gas reserves of 139 billion cubic meters. In 2004, approximately 32 percent of natural gas consumed in Poland was obtained from domestic sources, with imports providing the remainder. Gas is imported primarily from Russia and Ukraine, which, in 2004, provided 42 percent and 20 percent of domestic consumption, respectively.

The gas sector is dominated by the state-owned Polskie Gornictwo Naftowe i
Gazownictwo S.A., or PGNiG. PGNiG is responsible for the exploration for and production of oil and gas and the import, transmission, storage and distribution of gas. Pursuant to a restructuring program, PGNiG has been sub-divided into six regional distribution companies. PGNiG has begun the process of privitization by way of an initial public offering in mid-2005.

Electricity. Poland's energy policy has evolved considerably over recent years to support the country's transition to a market economy. New energy legislation implemented in 1997 introduced third party access (limited to domestic energy producers) to the energy distribution network, provided for gradual

                                      -18-

liberalization of energy prices and established a central regulatory agency to oversee the energy industry. Reforms in the energy sector have focused on the establishment of stable energy prices, which the Government believes will be beneficial for the domestic economy and provide price competition with energy generated abroad. Plans for full price liberalization of electricity are currently in progress. In addition, further consolidation and privatization is being planned for this sector.

In 2004 154 terawatt-hours (TWh) of electricity were generated in Poland, which exceeded domestic consumption requirements of 130 terawatt-hours. Electricity consumption increased by approximately 2 percent from 2003 to 2004. Poland's electricity sector comprises 59 enterprises within three sub-sectors:
generation, high voltage transmission and distribution.

Electricity generation in Poland relies heavily on coal fired power plants. By the end of June 2004, privatization had been completed in four of the 17 power plants, ten of the 19 heat and power plants and two of the 33 distribution companies.

The state-owned Polish power grid company, PSE, operates the electricity grid and is responsible for high voltage transmission (220 and 400 KV) and ensuring that the supply of electricity meets demand. The Polish grid is linked to the
Western European grid, allowing for limited export or import of electricity to meet excess demand or supply.

The privatization of ENEA S.A. energy group (formed as a merger of five electricity distributors), PKE S.A. (power and CHP plants) and a few heat and power plants is currently being prepared.

Manufacturing. Manufacturing accounted for 16.2 percent of GDP and 16.5 percent of employed persons in 2003, as compared to 17.2 percent of GDP in 2000 and 18.9 percent of employed persons in 2000. Manufacturing consists primarily of the manufacture of food products and beverages, machinery, chemicals and chemical products, metals and refined petroleum products as well as motor vehicles.

Automotive. Until the beginning of the 1990s, the Polish motor vehicle industry was dominated by a few state-owned companies. Since 1990, the number of cars produced in Poland and the investment by foreign companies has increased significantly. Car sales in Poland increased from 266,000 units in 1995 to
650,000 units in 1999. However, the number of new cars sold decreased to 308,200 in 2002, increased to 353,635 in 2003 and decreased again to 318,111 in 2004 due to lower demand caused by the economic slow-down. The leading car manufacturers in Poland are FIAT, Daewoo-FSO and General Motors. According to information from the PAIiIZ, these car manufacturers have a combined investment of $6.2 billion since 1990 and future investment commitments of $0.9 billion. See
"Economy--Foreign Direct Investment." Partly due to the bankruptcy of
Daewoo-FSO's Korean parent company, Daewoo Motor Co, Daewoo-FSO Motor S.A. is insolvent. At the end of 2003 an agreement was reached between the Government and Daewoo Motor Co according to which Daewoo Motor Co sold its shares in
Daewoo-FSO Motor S.A. to the State Treasury, which owns 20.36 percent of
Daewoo-FSO. The current name of the Polish company is FSO S.A.

Construction

The previous system of public subsidies in the State, communal and co-operative construction sectors has been dismantled. As a result, growth in the construction industry has come mostly from the private sector. From the beginning of 1997, there was an increase in construction activity in large cities, with significant investment coming from foreign capital. Construction as a total percentage of GDP decreased from 7.1 percent in 2000 to 5.3 percent in
2003.

Agriculture

Agriculture, hunting and forestry accounted for approximately 3.9 percent of GDP in 1998 and 26.7 percent of total employed persons worked in agriculture. By the end of 2003, agriculture, hunting and forestry as a percentage of GDP had fallen to 2.6 percent, although the percentage of people employed in this sector was 29 percent. In 2004, the percentage of people employed in this sector was 16.8 percent. There is substantial fragmentation of ownership within the agricultural sector, which is characterized by numerous small private farms. In 2004 the share of the private sector farms amounted to 95.5 percent of agricultural land in Poland, as compared to 94.8 percent in 2003, while the remaining 4.5 and 5.2 percent, respectively, was publicly owned. Crops such as wheat and rye, as well as potatoes, dominate arable

                                      -19-

production, although production of industrial crops such as sugar beet is also significant. Other agricultural production largely comprises beef and pork. The
Russian economic crisis of 1998 severely affected Polish food exports, which forced domestic food prices down. Lower food prices substantially decreased farmers' profits leading to social unrest and a slowing of the trade liberalization process. Following Poland's accession to the EU, subsidies provided by the EU Common Agricultural Policy should provide a source of additional income for farmers.

The EU direct payments system in Poland consists of single area payments which are fully financed by EU funds, and additional direct payments which are financed partly from the State budget and partly from EU funds. The single area payment system will operate for the first three years of Poland's EU membership with the possibility of extending it for an additional two years. This system envisages that direct payments will be paid for all agricultural land kept in good agricultural condition (and meeting environmental protection requirements)
and will amount to 25%, 30% and 35% of the present payment rate in the non-accession EU Member States in 2004, 2005 and 2006, respectively. Presently, single area payments amount to an equivalent of (euro)44.46 per hectare.
Additional direct payments are allocated to the Rural Development Plan. Poland's
EU accession treaty envisaged the possibility of increasing the level of direct payments to 55%, 60% and 65% of the rates applicable in the non-accession EU
Member States during 2004 - 2006 with respect to relevant agricultural areas within the framework of EU regulations. After 2007, the payments may be topped up to 30% only from national budget funds.

As part of transitional arrangements with the EU, foreign investors are not permitted to invest in agricultural or forest land in Poland for a period of 12 years, subject to certain exceptions.

Infrastructure

Polskie Koleje Panstwowe S.A., or PKP, the Polish state railway company, operates suburban railways in all major cities and, at the end of 2002, operated approximately 21,000 kilometers of track, of which approximately 12,207 kilometers was electrified. In 2003, PKP operated approximately 20,665 kilometers of rail track, of which 12,160 kilometers was electrified. The
Government has begun to restructure PKP in an effort to improve operational efficiency and prepare the company for privatization. Under this restructuring plan, separate passenger, freight and infrastructure companies have been created under a new PKP holding company.

Poland has over 248,000 kilometers of hard-surfaced public roads. The first motorway development to be financed primarily through private funding is the
255-kilometer stretch of the A2 between the German border (at Swiecko) via
Poznan to Konin, of which the first 149-kilometer installment had been completed and was opened in October 2004. The first privately operated toll motorway, the
60 kilometer A4 between Krakow and Katowice, was opened in 2000. The Government intends to co-finance further road infrastructure programs through the Agency for Motorway Construction.

In 2004, Poland's merchant shipping fleet consisted of 118 vessels with a total capacity of 2.4 million tons. Poland has several ports equipped to service ocean-going vessels. Poland has 19 airports which handle international air traffic. In 2004, scheduled flights were maintained with 48 airports worldwide.
The major airline, Polskie Linie Lotnicze LOT S.A., or LOT, is 68.0 percent owned by the State Treasury. LOT is a member of the international Star Alliance.

Poland's telecommunications network is primarily operated by TP S.A., a joint stock company created from the former telecommunication operations of the Polish
Post, Telephone and Telegraph State monopoly. There has been a significant increase in demand for telecommunications services in Poland and by the end of
2004, the number of telephone lines had grown to nearly 12.5 million, an increase of about 381 percent since 1990 and the number of telephone lines per
100 inhabitants had increased to 31.9. As a result of a public tender for long-distance fixed-line licenses conducted by the Government in 1999, there are currently four long distance operators in Poland. International services remained a TP S.A. monopoly until January 2003; since then other service providers have entered the market, although TP S.A. remains the dominant player.

                                      -20-

Three companies have mobile telephone operating licenses in Poland - PTK
Centertel Sp. z.o.o., PTC Era Sp. z.o.o. and Polkomtel S.A. Each of these companies is a consortium of Polish and foreign companies. Rapid growth in this sector resulted in approximately 17.4 million users by the end of 2003.

                                      -21-

*****

                      BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland's current account has been in deficit since 1996. The deficit reached a peak in 1999 of $12.5 billion. Since 1999, the current account has gradually improved, declining to an annual deficit of $10.0 billion in 2000, $5.4 billion in 2001, $5.0 billion in 2002, $4.6 billion in 2003 and $3.6 billion in 2004.

Measured by official balance of payments statistics, the trade deficit was $15.1 billion in 1999 and decreased to $12.3 billion in 2000, $7.6 billion in 2001,
$7.2 billion in 2002, $5.7 billion in 2003 and $5.6 billion in 2004. Poland's exports of goods in dollar terms have grown from approximately $18.4 billion in
1994 to $81.6 billion in 2004.

The recent improvement in the balance of trade was a result of exports growing faster than imports. In 2004, the value of exports increased by 33.7 percent while the value of imports rose by 30.6 percent. The growth of Polish exports can be attributed to a much higher growth in demand in Poland's main export markets, as well as improvement in price competitiveness of and demand for
Polish goods. Much of the rise in exports stemmed from significant growth in sales of machinery and transport equipment (e.g., cars, vehicles, ships, boats and parts and accessories for motor vehicles).

FDI inflows have financed a substantial portion of the current account deficit.
According to the NBP's calculation methods, net FDI increased steadily from 1995 to 2000, reaching $9.3 billion in 2000. In 2001, net FDI decreased to $5.7 billion, decreased further to $3.9 billion in 2002 and 2003 and increased to
$4.0 billion in 2004. In the first two quarters of 2004, net FDI amounted to
$1.9 billion. In 2000, net FDI covered 93 percent of the current account deficit, increasing to 107 percent in 2001, decreasing to 78 percent in 2002 and increasing to 87 percent in 2003. In 2004, FDI financed 218 percent of the current account deficit. The general trend in foreign investment over the last three years was an increase in investment in debt instruments and an outflow of foreign capital investing in equity.

The following table sets out Poland's balance of payments and related statistics for the years 2000 to 2004:

                                       2000            2001            2002             2003            2004
                                       ----            ----            ----             ----            ----

Current Account                       -9,981          -5,376           -5,011          -4,599          -3,585

Balance on Goods                     -12,307          -7,661           -7,249          -5,725          -5,584
   Goods: exports f.o.b.              35,902          41,663           46,742          61,007          81,596
   Goods: imports f.o.b.              48,209          49,324           53,991          66,732          87,108
Balance on Services                    1,405             786              849             527             893
   Services: Credit                   10,399           9,753           10,035          11,174          13,364
   Services: Debit                     8,994           8,967            9,186          10,647          12,471
Balance on Income                     -1,459          -1,390           -1,889          -3,637          -4,556
   Income: Credit                      2,250           2,625            1,948           2,108           2,113
   Income: Debit                       3,709           4,015            3,837           5,745           6,669
Balance on Current Transfers           2,380           2,889            3,278           4,236           5,662
   Current transfers: Credit           3,008           3,737            4,181           5,316           8,276
   Current transfers: Debit              628             848              903           1,080           2,614
Capital Account                           34              76               -7             -46             998
   Capital account: Credit               110             113               46              60           1,144
   Capital account: Debit                 76              37               53             106             146
Financial Account                     10,221           3,173            7,180           3,550             478
Direct investment abroad                 -16              90             -230            -196            -806
Direct investment in Poland            9,343           5,714            4,131           4,123           6,159
Portfolio investment assets              -84              48           -1,157          -1,296          -1,250
   Equity securities                     -20             -67             -268             183             -88
   Debt securities                       -64             115             -889          -1,479          -1,162
Portfolio investment liabilities       3,423           1,067            3,051           3,740          10,885
   Equity securities                     447            -307             -545            -837           1,918
   Debt securities                     2,976           1,374            3,596           4,577           8,967
Other investment assets               -3,870          -4,072            1,887          -1,249         -11,913
   Monetary authorities                    2               3                0               0             -27
   Central and local government          -48             -38              -37             -47             -39
   MFI (excluding Central Bank)       -3,015          -3,398            3,107             351         -10,577
   Other sectors                        -809            -639           -1,183          -1,553          -1,270
Other investment liabilities           1,156             662              396            -702          -2,851
   Monetary authorities               -1,393             118             -473             -68            -107
   Central and local government         -290          -3,047             -503          -1,236          -2,560
   MFI (excluding Central Bank)         -474             283             -550           2,063             266
   Other sectors                       3,313           3,308            1,922          -1,461            -450
Financial derivatives                    269            -336             -898            -870             254
Net errors and omissions                 343           1,691           -1,527           2,290           2,899
   Overall Balance                       617            -436              635            1195             790
Official Reserve Assets                 -617             436             -635          -1,195            -790

-----------------
Source:  NBP

Foreign Trade

Economic liberalization in Poland has lead to a gradual opening of the economy.
In 2003 exports accounted for 33.6 percent of GDP while imports accounted for
36.9 percent of GDP. According to the World Trade Organization, Poland is the
32nd biggest exporter and the 26th biggest importer.

Direction of Trade

As the economic transformation in Poland has proceeded, the direction of trade has changed substantially from central and eastern European countries towards EU countries. In 2003, trade with EU countries accounted for 68.8 percent of
Poland's exports and 61.1 percent of its imports. Germany is Poland's largest trading partner, accounting for 32.3 percent of exports and 24.4 percent of imports in 2003. Poland was

                                      -23-

already well integrated with the EU market on its accession in May 2004. In
2004, trade with other EU countries accounted for 85.3 percent of exports and
75.9 percent of imports.

The following table sets out the geographic distribution of Poland's exports and imports for the years 2000 to 2004 and the first five months of 2005:

                      2000                2001                2002                2003                2004            2005(4)
                      ----                ----                ----                ----                ----            -------
                                                                       (%)
               ---------------------------------------------------------------------------------------------------------------------
               Export    Import    Export    Import    Export    Import    Export    Import    Export    Import  Export  Import
               ------    ------    ------    ------    ------    ------    ------    ------    ------    ------  ------  ------
Developed
Countries:
     Germany      34.9      23.9      34.4      24.0      32.3      24.3      32.3      24.4      30.1      24.4      29.0   24.6
     Other EU                                                                                                                42.7
countries         35.0      37.3      34.8      37.4      36.4      37.4      36.5      36.7      49.1      43.7      49.8
     Other                                                                                                                    8.2
     developed
     countries     6.4       9.7       5.9       8.5       6.4       8.5       6.0       8.2       6.1       7.9       6.7
Total                                                                                                                        75.5
developed
countries         76.3      70.9      75.1      69.9      75.1      70.2      74.8      69.3      85.2      75.9      85.5

Central and
   Eastern
   Europe:
     CEFTA (2)     8.4       7.1       8.7       7.4       8.9       7.3       9.5       7.8       1.2       0.6       1.7    0.6
     Russian       2.7                                                                                                        7.3
     Federation              9.4       2.9       8.8       3.2       8.0       2.8       7.7       3.8       7.2       4.0
     Other                                                                                                                    2.2
     Central
     and
     Eastern
     Europe(3)     6.2       2.0       6.7       2.0       6.9       1.8       7.3       2.2       3.7       2.0       3.1
Total Central                                                                                                                10.1
and Eastern
Europe(1)         17.3      18.5      18.3      18.2      19.0      17.1      19.6      17.7       9.0       9.9       8.8

Developing                                                                                                                   14.4
     countries     6.4      10.6       6.6      11.9       5.9      12.7       5.6      13.0       5.8      14.2       5.7

TOTAL            100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0  100.0

--------------------

(1)  Preliminary data.
(2)  Since May 1, 2004, CEFTA consists of Bulgaria, Romania and Croatia.
(3)  "Other Central and Eastern Europe" includes European countries of the former USSR.
(4)  Preliminary data for January 2005 to May 2005.
Source: GUS--Central Statistical Office

Composition of Trade

Poland's external trade is dominated by intra-industry trade (i.e., exports and imports of commodities in the same industry or production group in a given period). The most significant export items in 2003 were machinery and transport equipment (e.g., cars, vehicles, ships, boats, parts and accessories for motor vehicles), manufactured goods and miscellaneous manufactured articles (e.g., other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than in the case of exports. Imports consist mostly of investment-related products.

The following table sets out the composition of Poland's exports (based on customs data and the Standard International Trade Classification) for the years
2000 to 2004 and the first five months of 2005:

                                      -24-

                     2000            2001           2002              2003           2004         2005(1)(2)
                  ($               ($             ($               ($              ($             ($
                  millions)   %    millions)  %   millions)    %   millions)   %   millions)  %   millions)   %
Natural
   Resource-Based
   Goods:
Food and Live
   Animals           2,366    7.5     2,669    7.4     2,968    7.2     4,069    7.6   5,717   7.7    2,930     8.1
Beverages and
   Tobacco             120    0.4       140    0.4       126    0.3       177    0.3     347   0.5      199     0.5
Non-Food Raw
   Materials
   (excluding
   fuel)               894    2.8       915    2.5     1,011    2.5     1,383    2.6   1,909   2.6      848     2.3
Mineral Fuels,
   Lubricants and
   Related
   Materials         1,610    5.1     2,043    5.6     2,040    5.0     2,312    4.3   4,030   5.5    1,795     5.0
Animal and
   Vegetable Oils       23    0.1        17    0.1        14    0.0        18    0.0      50   0.0       36     0.1
Subtotal             5,013   15.9     5,784   16.0     6,159   15.0     7,959   14.8  12,053  16.3    5,808    16.0

Manufactured
Goods:
Chemicals and
   Related
   Products          2,151    6.8     2,278    6.3     2,608    6.4     3,493    6.5   4,754   6.4    2,362     6.5
Manufactured
   Goods
   Classified
   Chiefly by
   Material          7,856   24.8     8,614   23.9     9,753   23.8    12,719   23.8  17,217  23.4    8,277    22.9
Machinery and
   Transport
   Equipment        10,820   34.2    13,056   36.2    15,411   37.6    20,240   37.8  28,611  38.8   14,352    39.7
Miscellaneous
   Manufactured
   Articles          5,804   18.3     6,355   17.6     7,071   17.2     9,157   17.1  11,131  15.1    5,380    14.9
Non-Classified           7    0.0         5    0.0         8    0.0         9    0.0      15   0.0        7     0.0
Subtotal            26,638   84.1    30,308   84.0    34,851   85.0    45,619   85.2  61,728  83.7   30,388    84.0

TOTAL               31,651  100.0    36,092  100.0   41,010   100.0    53,577  100.0  73,781 100.0   36,196    100.0

-------------------
(1)      Preliminary data
(2)      Preliminary data for January 2005 to May 2005
Source:  GUS, Yearbook of Foreign Trade Statistics--Central Statistical Office

                                      -25-

The following table sets out the composition of Poland's imports (based on customs data and the Standard International Trade Classification) for the years
2000 to 2004 and the first five months of 2005:

                        2000            2001           2002            2003          2004(1)      2005(1) (2)
                  ($                 ($               ($              ($              ($             ($
                  millions)    %    millions)   %    millions)  %     millions)   %   millions)  %   millions)   %
Natural
Resource-Based
Goods:
Food and Live
   Animals           2,558       5.2    2,723    5.4   2,754     5.0    3,148     4.6    4,233    4.8   2,107     5.2
Beverages and
   Tobacco             198       0.4      233    0.5     313     0.6      219     0.3      377    0.4     151     0.4
Non-Food Raw
   Materials
   (excluding
   fuel)             1,643       3.4    1,578    3.1   1,636     3.0    2,036     3.0    2,982    3.4   1,362     3.4
Mineral Fuels,
   Lubricants and
   Related
   Materials         5,297      10.8    5,082   10.1   5,039     9.1    6,203     9.1    8,126    9.2   3,941     9.7
Animal and
   Vegetable Oils      164       0.3      174    0.3     206     0.4      259     0.4      336    0.4     138     0.3
Subtotal             9,860      20.1    9,790   19.4   9,948    18.1   11,867    17.4   16,054   18.2   7,699    19.0

Manufactured
Goods:
Chemicals and
   Related
   Products          6,881      14.1    7,337   14.6   8,184    14.9   10,029    14.8   12,475   14.2   6,101    15.1
Manufactured
   Goods
   Classified
   Chiefly by
   Material          9,788      20.0   10,333   20.6  11,362    20.6   14,297    21.0   18,288   20.8   8,498    21.0
Machinery and
   Transport
   Equipment        18,114      37.0   18,324   36.4  20,699    37.5   25,860    38.0   34,057   38.61  4,885    36.7
Miscellaneous
   Manufactured
   Articles          4,218       8.6    4,416    8.8   4,868     8.8    5,899     8.7    7,262    8.3   3,309     8.2
Non-Classified          78       0.2       75    0.2      52     0.1       52     0.1       20    0.0      12     0.0
Subtotal            39,080      79.9   40,485   80.6  45,165    81.9   56,137    82.6   72,102   81.8  32,805    81.0
TOTAL               48,940     100.0   50,275  100.0  55,113   100.0   68,004   100.0   88,156  100.0  40,504   100.0

-------------------
(1)      Preliminary data
(2)      Preliminary data for January 2005 to May 2005
Source:   GUS, Yearbook of Foreign Trade Statistics--Central Statistical Office

Trade Policy

In 2004, the average effective rate of tariff imposed by Poland on imports was
1.59 percent compared to 1.77 percent in 2003. Tariffs are scheduled to decrease further over the next several years as a result of multilateral agreements with the EU and EFTA, as well as pursuant to Poland's membership of the WTO. On
January 1, 2002 all remaining customs barriers for industrial exports from EU member states to Poland were lifted. Since accession to the EU on May 1, 2004,
Poland has applied the EU's trade policy.

Foreign Exchange and Gold Reserves

Despite increased FDI and portfolio inflows, the strengthening U.S. dollar and the worsening current account balance in 1999 and early 2000 resulted in a decrease in official reserves from $28.3 billion in December 1998 to $27.3 billion in December 1999. In December 2000, the level of reserves remained stable at $27.5 billion. Reserves decreased to $26.6 billion by December 2001 as a result of a loan that the NBP granted to the Ministry of Finance in November
2001 to prepay Poland's debt owed to Brazil. The reserves increased to $29.8 billion in 2002 and $34.2 billion in 2003. By the end of 2004, Poland's reserves had risen to $36.8 billion. The increases were mainly a result of the weakening dollar.

                                      -26-

The following table sets out certain information regarding Poland's official reserve assets at the end of the years 2001, 2002 and 2003 and the end of each of the twelve months in 2004:

                                                                                               Months of Import
                           Official Reserve                                                     Coverage(2) in
                          Assets(1) excluding     Official Reserve       Total Official         total Official
                                 gold              Assets of Gold        Reserve Assets        Reserves Assets
                          -------------------     ----------------       --------------        ----------------
                                                                 ($ millions)
2001                           25,650.5                914.7                26,565.2                 6.5
2002                           28,660.2               1,134.0               29,794.1                 6.6
2003                           32,787.4               1,380.5               34,167.9                 6.1
2004                           35,334.5               1,448.8               36,783.3                 5.1
January 2005                   39,566.6               1,401.7               40,698.3                 5.6
February 2005                  41,091.9               1,443.9               42,535.8                 5.8
March 2005                     36,806.8               1,414.0               38,220.8                 4.9
April 2005                     39,340.8               1,432.8               40,773.6                 5.2
May 2005                       39,259.1               1,378.9               40,638.0                 5.1
June 2005                      39,792.4               1,444.8               41,237.2                 5.2
July 2005                      39,388.5               1,412.9               40,801.4                  *

-----------------

(1)     Including Poland's reserve position in IMF.
(2)     Based on average imports of goods.
*       Data not yet available.
Source: National Bank of Poland

                                      -27-

                          MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions being subordinated to political priorities. The reform of the Polish banking system began in 1989 when the Parliament adopted a new Banking Law and the NBP Act. As a result of these changes in legislation and administrative procedures, a relatively large number of new private banks were established.

Generally, Polish banks have been relatively small in terms of equity and have limited branch coverage. As a consequence, many of them have consolidated as a means of further development. In December 2004, there were 54 commercial banks in Poland, of which 13 were banks with majority Polish-held equity and 41 were banks with majority foreign-held equity. Overall, 75.9 percent of the commercial banks' equity was held by foreign investors as at December 31, 2004. There were also 596 co-operative banks as at June 30, 2004.

The Polish banking sector is stable and well capitalized. The high degree of foreign ownership in the financial sector is an important factor underpinning soundness and stability. Systemic threats are also limited in view of the fact that the financial sector is still small. Pre-tax earnings in 2004 were approximately 47.1 percent higher compared to those in 2003, and net earnings were approximately 69.4 percent higher for the same comparative period. The increase in net earnings was due to a reduction in the corporate income tax rate to 8 percent on January 1, 2004. The spread between average lending and deposit rates increased in 2004 to 7.1 percent compared with 6.7 percent at the end of
2003. The banking sector's net interest margin therefore increased and contributed to higher profits. Another important factor contributing to banks'
improved earnings in 2004 was the introduction of a new regulation on the principles of establishing specific provisions, which reduced net charges on specific provisions against non-performing loans. An increase in interest income as a result of a reduction in reserve requirements from October 2003 also contributed to increased earnings during 2004. In 2004, the classified loan ratio (defined as the ratio of total loans to non-performing loans) in the banking sector decreased as compared to the end of 2003. At the end of June
2004, the classified loan ratio was 14.8 percent.(2)

-----------------
2    A new and more lenient regulation on the classification of loans into risk categories and the principles of establishing specific provisions in effect since the beginning of 2004, which reduced net charges on specific provisions against non-performing loans, has caused some non-performing loans to be reclassified as satisfactory. This regulation applies to consumer loans with delinquency periods not longer than six months and to loans to corporations with suitable security as defined in the relevant regulation. Certain loans have also been reclassified due to a re-evaluation of collateral values.

The improvement in the quality of banks' loan portfolios is primarily due to economic factors such as rapid economic growth, improved conditions of many industries and low interest rates. Recently, there has been little growth in loans to commercial enterprises whereas there has been substantial growth in loans to households, especially property loans.

The regulatory and supervisory framework for Poland's financial sector has been continuously improved in recent years and is now close to achieving international standards and best practices. The last amendment to the Banking
Law in the middle of 2004 addressed several shortcomings, including adopting a more precise definition of holdings, the structure of the banks' core capital and the supervision of the Polish institution in the EU. The amendment of the
Banking Law also regulated outsourcing, securitization and electronic signature issues.

The National Bank of Poland

The NBP is the central bank of Poland. The primary legislation governing the NBP is the Act on the National Bank of Poland of August 29, 1997, known as the NBP
Act, and the Banking Law of August 29, 1997, known as the Banking Law, both of which are consistent with EU standards. The NBP has three governing bodies: the
President, the Management Board (consisting of six to eight Members, including two Deputy Presidents) and the Monetary Policy Council. The President of the NBP
is appointed for a six-year term by Parliament after nomination by the President of the Republic of Poland, with strictly limited rights of removal.

                                      -28-

The principal responsibilities of the NBP are monetary policy and bank regulation and supervision. The NBP is specifically responsible for issuing banknotes and coins, acting as banker to the Government and to other banks in the banking system and acting as custodian of the country's gold and foreign exchange reserves.

The Constitution of the Republic of Poland and the NBP Act confirmed the NBP's independence which is essential for the credibility of, and a prerequisite for,
Poland's participation in the European Economic and Monetary Union, or EMU. The
NBP Act also established the MPC, which is part of the NBP.

The role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm for its information at the same time as the Council of
Ministers submits the draft budget. The MPC determines monetary policy guidelines for each year and, on the basis of those guidelines, makes decisions concerning use of the central bank's key policy instruments, namely interest rates, required reserve ratios, open market operations, NBP loan and credit facilities and the exchange rate policy. The MPC is also required to present a report to the Sejm on the performance of the monetary policy guidelines within five months of the end of each fiscal year.

Under the NBP Act, the powers of the President are separated from those of the
MPC and the Management Board of the NBP. The MPC consists of ten members, namely the President of the NBP as Chairman, and nine other members drawn from outside the NBP. Members are appointed for a tenure of six years. The tenure of all of the current members except for the Chairman began in February 2004. The current
Chairman, Leszek Balcerowicz, was appointed in January 2001. Three members of the MPC are appointed by the Sejm, three by the Senate and three by the
President of the Republic of Poland. The MPC meets at least once a month. The
MPC makes decisions by a majority vote and has a quorum of at least five members, including the Chairman. In the event of a tied vote, the Chairman has a deciding vote. The positions taken by MPC members during votes are published in official publications.

While general exchange rate policies are established by the Council of Ministers after consultation with the MPC, the NBP has sole authority to implement exchange rate and monetary policies.

Under the NBP Act, the activities of banks are supervised by the Commission for
Banking Supervision. See "--Bank Regulation". The Commission is responsible for issuing banking licenses and overseeing insolvency and liquidation proceedings in the banking sector. The decisions of the Commission, together with the responsibilities it assigns, are carried out and co-coordinated by the General
Inspectorate of Banking Supervision which is a separate organizational unit within the NBP.

Monetary Policy

The ultimate goal of the MPC's monetary policy is price stabilization (i.e., a low inflation rate), which provides a sound foundation for strong and balanced economic growth over the long term. In order to achieve this, taking into consideration the increased integration of the Polish economy with the global economy and given the need to stabilize low inflation expectations, the MPC's strategy is based on direct inflation targeting ("DIT"). The NBP focuses on factors that could jeopardize achievement of the inflation target which is 2.5 percent year on year in terms of CPI inflation. The NBP utilizes its monetary policy instruments to achieve this objective.

The current MPC retained the policy guidelines adopted in February 2003 by the previous MPC. These guidelines confirm the DIT strategy as the best method to stabilize the inflation rate at a low level and enable Poland to participate in
EMU. The permanent inflation target was set at 2.5 percent with a deviation of
+/-1 percentage point. The monetary policy guidelines for 2005 published by the
MPC in September 2004 remain consistent with the principles set forth in the
February 2003 MPC policy guidelines. The MPC aims to bring the inflation level back to the target range by the end of 2005, after a temporary deviation as a result of post EU-accession economic changes. The MPC will also pursue a policy to ensure Poland's accession to EMU as soon as possible.

The MPC introduced a fully floating exchange rate regime for the zloty on April
12, 2000, which constituted the final stage in the MPC's flexible exchange rate policy. One of the conditions for Poland's accession to the EMU is the inclusion of the zloty in the second stage of the exchange rate mechanism system (ERM2)
for at least two years. In the two years prior to the introduction of the floating rate, the

                                      -29-

zloty exchange rate had been relatively flexible within a band which was gradually widened to +/-15 percent.

One of the MPC's strategic goals is the integration of Poland with the EMU.
Therefore, the MPC is focused on meeting the Maastricht convergence criteria.

Money Supply

In 2004, broad money supply contracted by 8.7 percent in nominal terms, or by
4.3 percent in real terms. In March 2002, the methodology for calculating monetary statistics was changed to comply with the ECB's requirements. This resulted in new definitions of broad and narrow money aggregates, M3 and M1. The following table sets out certain information regarding monetary aggregates as at the end of each of the years 2001 to 2003 and for the first ten months of 2004:

                                                   2001             2002             2003             2004
                                                   ----             ----             ----             ----
                                                                        (PLN millions)
Cash in circulation                               38,213.5         42,192.8         49,417.0         50,775.5
Demand deposits                                   80,083.5         94,418.5        108,646.0        125,004.9
Narrow Money (M1)                                118,297.0        136,611.2        158,063.0        175,780.4
Time deposits                                    209,901.2        183,518.0        179,665.0        186,723.0
Deposits redeemable at notice up to 3 months           0.0             53.5             36.4             20.0
Repurchase agreements                                  0.9              0.0              0.0          5,746.1
Debt securities with maturity below 2 years          234.7          1,778.5          2,284.6          1,200.6
Broad Money (M3)                                 328,433.8        321,961.2        340,048.9        369,470.1
Annual Changes (%)
Broad Money (nominal)                                  9.2             -2.0              5.6              8.7
Broad Money (CPI deflated)                             5.4             -2.7              3.9              4.3

-----------------

Source:  National Bank of Poland

Since Polish monetary statistics are maintained in accordance with the ECB's requirements they are directly comparable to the statistics provided by other states applying the same methodology.

Monetary Policy Implementation

The NBP applies a combination of monetary policy instruments to reach the predetermined inflation target. Control over short-term money market rates is exercised through open market operations at a rate determined by the MPC known as the reference rate. The reference rate reflects the general direction of monetary policy adjustments by the NBP. The Lombard rate sets an upper limit on inter bank market interest rates. In December 2001, the NBP introduced a new official rate for standing deposit facilities, the deposit rate. The deposit rate sets a floor for fluctuations in overnight rates. The rediscount rate is the rate at which the NBP accepts bills of exchange from commercial banks, although it is not widely used. The NBP is willing to lend to commercial banks at the Lombard rate provided the banks have eligible collateral. The NBP is also willing to accept deposits from commercial banks at the deposit rate.

The main objective of the mandatory reserves system is to limit fluctuations of overnight money market interest rates. Currently, the mandatory reserves ratio is set at 3.5 percent of the commercial banks' deposit base.

The commercial banking sector in Poland has been in a position of surplus liquidity in recent years as a result of massive NBP interventions against the appreciation of the zloty in the second half of the 1990s. Consequently, open market operations conducted by the NBP are liquidity-absorbing operations. Open market operations are the NBP's main instrument for adjusting liquidity in the banking system and reflect prevailing market conditions. The MPC allows long term interest rates to be determined by the market. As a result, the NBP generally concentrates on short-term operations using its bills which since 2003 have had a maturity of 14 days, in accordance with the open market operation rules of the ECB. The maturity of the NBP's bills is scheduled to be reduced to seven days in 2006 to comply fully with EMU monetary policy implementation standards.

                                      -30-

The following table sets out details of interest rates set by the NBP and changes in them since 2000:

                                                  Lombard Rate          Reference Rate         Deposit Rate
                                                  ------------          --------------         ------------
                                                                          (percent)
Effective Date
February 24, 2000                                     21.5                   17.5                    --
August 31, 2000                                       23.0                   19.0                    --
March 1, 2001                                         22.0                   18.0                    --
March 29, 2001                                        21.0                   17.0                    --
June 28, 2001                                         19.5                   15.5                    --
August 23, 2001                                       18.5                   14.5                    --
October 26, 2001                                      17.0                   13.0                    --
November 29, 2001                                     15.5                   11.5                    --
December 1, 2001                                      15.5                   11.5                   7.5
January 31, 2002                                      13.5                   10.0                   6.5
April 26, 2002                                        12.5                   9.5                    6.5
May 30, 2002                                          12.0                   9.0                    6.0
June 27, 2002                                         11.5                   8.5                    5.5
August 29, 2002                                       10.5                   8.0                    6.5
September 26, 2002                                    10.0                   7.5                    5.0
October 24, 2002                                       9.0                   7.0                    5.0
November 28, 2002                                     8.75                   6.75                  4.75
January 30, 2003                                       8.5                   6.5                    4.5
February 27, 2003                                      8.0                   6.25                   4.5
March 27, 2003                                        7.75                   6.0                   4.25
April 25, 2003                                        7.25                   5.75                  4.25
May 29, 2003                                           7.0                   5.5                    4.0
June 26, 2003                                         6.75                   5.25                  3.75
July 1, 2004                                          7.25                   5.75                  4.25
July 29, 2004                                          7.5                   6.0                    4.5
August 26, 2004                                        8.0                   6.5                    5.0
March 31, 2005                                         7.5                   6.0                    4.5
April 28, 2005                                         7.0                   5.5                    4.0
June 30, 2005                                          6.5                   5.0                    3.5
July 28, 2005                                         6.25                   4.75                  3.25
September 1, 2005                                      6.0                   4.5                    3.0

-----------------

Source:  National Bank of Poland

Foreign Exchange Regulations

In June 1995, Poland liberalized its current account according to Article VIII of the IMF Articles of Agreement. Some degree of restrictions still exist on direct investment in non-OECD countries or countries with which Poland did not conclude agreements on bilateral protection of investments and on real estate, acquisitions and the short-term capital movement transactions (as listed in the
OECD Code of Liberalization of Capital Movements).

The zloty is fully convertible in all types of current account transactions and foreign investors are able to purchase foreign currencies with zloty for the transfer of profits and repatriation of capital without the requirement of a special foreign exchange permit. A number of other foreign exchange transactions are generally permitted to be undertaken without obtaining authorization from the NBP.

Further liberalization of foreign exchange transactions with EU and OECD countries followed after the adoption of the new Foreign Exchange Law in 2002 whereby nearly all prior restrictions were abolished.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate was established against a basket of currencies and was devalued at a fixed rate, with the NBP intervening to restrict fluctuations around this central rate.
Since April 2000, the zloty

                                      -31-

has floated freely. The NBP has the right to intervene in foreign exchange markets but since the zloty floated has not done so.

The following table sets out the official NBP exchange rate between the zloty and the dollar for years 2000 to 2004:

                                  2000             2001             2002              2003             2004
                                  ----             ----             ----              ----             ----
End of period                   4.1432           3.9863           3.8388            3.7405           2.9904
Average                         4.3464           4.0939           4.0795            3,8889           3.6540

-----------------

Source:  National Bank of Poland

Bank Regulation

The NBP Act established the Commission for Banking Supervision, composed of the
President of the NBP, the Director of the General Inspectorate of Banking
Supervision, along with the representatives of the President of the Republic of
Poland, the Minister of Finance, the chairperson of the Polish Securities and
Exchange Commission and the President of the Bank Guarantee Fund.

The Commission for Banking Supervision supervises the activities of banks in
Poland, including developing guidelines for all Polish banks. Since 1992, the
NBP's supervisory powers have been augmented by strengthening the powers of the
NBP's General Inspectorate of Banking Supervision, the role of which is to enforce banking regulation and to ensure compliance with banking laws.

The current prudential standards include: (i) implementation of capital adequacy principles, consistent with EU Directives, being a minimum 8 percent risk weighted capital ratio calculated in accordance with international standards,
(ii) classification of banks' assets and application of specific provisions with respect to problem loans (ranging from 100 percent for "loss", 50 percent for
"doubtful", 20 percent for "substandard", and 15 percent for "watch" loans), and
(iii) large exposure limits, consistent with EU Directives, including 20/25 percent of capital for individual exposures and 800 percent for aggregate large exposures.

The NBP also produces a quarterly report which summarizes the performance of banks in general and a semi-annual Financial Stability Report comprising an assessment of the resilience of the domestic financial system (especially the banking sector) to real and potential shocks and disruptions. Each bank is required to provide a monthly balance sheet and quarterly profit and loss account to the NBP for the compilation of this report. In addition, every ten days, banks are required to report to the NBP their foreign exchange positions as at closing of each of the previous ten days.

The NBP has assisted banks in the implementation of the new regulatory framework through on-site supervision and has endeavored to facilitate mergers between larger Polish banks and foreign institutions where this promotes financial stability.

The Banking Law also provided rules and procedures for the establishment and the organization of state banks, co-operative banks and joint-stock banks as well as establishing a requirement of the approval of the Commission for Banking
Supervision for any purchase exceeding 10 percent (and specified percentage figures thereafter) of a bank's shares.

The Bank Guarantee Fund is a bank-funded deposit insurance scheme for all banks.
The Guarantee Fund covers:

o    deposits with Polish banks in zloty and foreign currencies (irrespective of the number of accounts opened by a depositor) up to the equivalent of
     (euro)1,000; and

o    from January 1, 2003, 90 percent of deposits from (euro)1,000 to
     (euro)22,500.

                                      -32-

Capital Markets

Warsaw Stock Exchange

In 1991, Poland enacted legislation regarding public trading in securities and the establishment of the Warsaw Stock Exchange (the "WSE"). In 1994, the WSE was
admitted to the International Federation of Stock Exchanges as a full member.
The WSE consists of the main market and the parallel market, the main market requiring a larger market capitalization and stricter disclosure requirements.

Current securities legislation regulates the public offering of securities and the operations of securities brokers. The Polish Securities and Exchange
Commission (the "Polish SEC") has enforcement powers and supervises the securities and commodities markets. The Polish SEC has authority over all public offerings and establishes reporting requirements and operating practices. Its authority has been further expanded by its ability to initiate criminal proceedings for misconduct or misinformation. The current law on public securities trading also provides comprehensive regulations of capital markets and derivatives, provides rules and procedures for the admission of securities to public trading and regulates the activities of brokerage houses, securities lending and short sales. Polish securities regulations are harmonized with the rules and regulations of the OECD and the EU.

Since 1998, futures contracts based on the stock market index-- the WIG 20--have been quoted on the WSE. Warrants were first introduced on the WSE in March 1998.
Currently, warrants are based on stocks of major companies and indices.

Settlement in Poland is conducted on a delivery-versus-payment basis. Each investor is required to hold a securities account and a cash account with a local broker or custodian and each broker and custodian is required to hold a securities account in the National Securities Depository and maintain a cash account with a clearing bank. The system is fully computerized.

All securities admitted for public trading are required to be deposited in the form of a global certificate with the National Securities Depository and are traded in book-entry form only. Shareholders are supplied with depository receipts and account statements by the broker or custodian with whom they hold an account.

As at December 31, 2004, there were 25 member brokerage houses operating on the
WSE. Out of the total of 41 brokerage houses operating in Poland, eight were owned by banks and 33 were independent entities. There were also 16 banks providing investment accounts, 1,782 licensed brokers of securities, 95 commodities brokers and 223 licensed investment advisors as at December 31,
2004.

As at December 31, 2004, the securities listed on the WSE comprised equity shares of 230 companies (including 13 NIFs), 61 State Treasury bond issues, 16 corporate bond issues, 16 investment certificate issues and certain warrants and futures contracts.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

The following table sets forth selected indicators relating to the equity component of the WSE for the years 2000 to 2004:

                                                   2000         2001        2002         2003           2004
                                                   ----         ----        ----         ----           ----
Market capitalization
     (in PLN millions)                            130,085     103,370      110,565      167,716       291,697
     (in $ millions)                              31,707       25,931      24,163       44,838         97,544
     (% of GDP)                                    18.2         13.8        14.4         20.84          32.9
Turnover in PLN millions(1)                       186,407      91,281      71,686       99,376        118,660
WIG Index                                         17,847       13,922      14,366       20,820         26,636
Average P/E ratio(2)                               28.5         31.3        70.3         146.2          24.4
Dividend yield                                      0.8         1.3          1.3          1.6           1.5
Listed companies                                    225         230          216          203           230

-----------------

                                      -33-

(1)  Includes both purchases and sales and off-session block transactions.
(2)  Excludes the parallel and OTC markets.
Source: National Bank of Poland, Warsaw Stock Exchange

In addition to the WSE, there is also a secondary regulated over-the-counter (or
OTC) market called Centralna Tabela Ofert S.A., or CeTO. CeTO is responsible for providing the infrastructure for securities trading on the regulated off-exchange market. CeTO was founded in 1996 and is owned by the largest Polish banks, brokerage houses and the WSE. In April 2002, the Ministry of Finance launched the Primary Dealers System under which CeTO is responsible for organizing the Electronic Treasury Securities Market (ETSM), a wholesale
Government securities market. The ETSM turnover amounted to PLN 200 billion in
2003 and PLN 476 billion for the period January to June 2004. In May 2004, MTS
S.A. became a new shareholder in CeTO. The initiative will promote liquidity and the integration of the Polish debt market with markets in Western Europe. See
"--Treasury Securities."

Investment funds

In May 2004 a new law on investment funds was introduced to replace the 1997 Act on Investment Funds. In addition to enabling the creation of open-end investment funds, specialized open-end investment funds and closed-end investment funds, the new law significantly broadened the range of investment funds by the addition of new products such as umbrella funds, money-market funds, securitization funds and non-public asset funds, the latter being created to foster the growth of the venture capital sector in Poland. As at August 1, 2005, the Polish SEC had granted permits to 22 fund managers which manage 175 investment funds.

Pension funds

At the end of December 2004, there were 16 pension funds in Poland with total assets of PLN 63 billion and a two-year weighted average rate of return of 27.9 percent (calculated for the period March 29, 2002 to March 31, 2004).

Treasury securities

Trading of Treasury bonds on the secondary market can be conducted through the
WSE. However, most Treasury bond trading takes place on the ETSM where in 2004 the total value of transactions accounted for over 90 percent of the total value of transactions executed in all markets. This is due to lower transaction charges in ETSM in comparison with the WSE. It is anticipated that the ETSM will become the main trading market for Government securities once it is fully operational.

Insurance market

As of December 2004, the assets of Poland's insurance companies amounted to PLN
57.3 billion. In the life insurance sector, assets amounted to approximately PLN
30.7 billion in December 2004 as compared to PLN 24.8 billion at the end of
2001. In the non-life insurance sector, assets reached PLN 26.6 billion in
December 2004 as compared to PLN 16.8 billion at the end of 2001. The investments of insurance companies were primarily in debt securities (74.4 percent) followed by equity securities, other variable-income securities and units in investment funds (8.6 percent) and bank deposits (4.9 percent).

The Polish insurance market is dominated by four companies which have the largest market share by amount of gross premiums written. According to industry data, as at December 31, 2004, the largest market share was held by PZU S.A.
(27.1 percent), followed by Powszechny Zaklad Ubezpieczen na Zycie S.A. (19.8
percent), Commercial Union Polska--TU Zycie S.A. (6.4 percent) and TUiRWarta
S.A. (6.3 percent). In December 2004, there were 48 insurance companies with a majority of foreign equity, as compared to 48 companies in December 2001 and 56 companies in December 2002. At the end of December 2004, FDI in the insurance market reached PLN 3.4 billion, as compared to PLN 2.85 billion in 2002 and PLN
3.1 billion in 2003. Foreign capital accounted for 72 percent of total equity capital of the insurance companies as at December 2004, as compared to 67.81 percent in 2001 and 70.35 percent in 2002. At the end of December 2004, the cumulative amount of FDI in the life insurance sector reached PLN 1.5 billion and PLN 1.8 billion in the non-life insurance sector.

                                      -34-

At the end of December 2004, there were 71 licensed insurance companies operating in Poland. Of these, 34 were life insurance and 37 were non-life insurance companies.

                                      -35-

                                 PUBLIC FINANCE

In Poland, the components of public finance are primarily the State budget, local budgets, health funds, extra-budgetary funds and State and local extra-budgetary units, agencies and other elements.

Fiscal policy from 1990 to 2001 was shaped by a desire to reduce inflation and to keep the State budget deficit consistent with monetary policy objectives.
Under the Constitution, the NBP may not finance the budget deficit. From 1993 to
2000, the State budget deficit remained below 4 percent of GDP as well as below the target set out in the applicable State budget. The State budget deficit was
4.3 percent of GDP in 2001, 5.0 percent of GDP in 2002, 4.5 percent of GDP in
2003 and 4.9 percent of GDP in 2004 (the 2004 Budget Act provided for 5.3 percent of GDP). The 2005 Budget Act provides for State budget deficit of 3.7 percent of GDP.

The general government deficit to GDP ratio under the Maastricht Treaty criteria was 3.8 percent in 2001, 3.6 percent of GDP in 2002 and 3.9 percent of GDP in
2003. Total general Government spending as percentage of GDP amounted to 44.4 percent in 2002 and 45.3 percent in 2003 compared to 44.4 percent in 1994.
According to Ministry of Finance estimates, total Government spending will amount to 45.5 percent of GDP in 2004 and expected to decrease to 45.0 percent in 2005. However, the structure of general Government spending has changed significantly over the last few years as a steep decline in subsidies to state-owned enterprises has been matched by a steep increase in payments to individuals, particularly unemployment benefits and pension payments.

The following table sets out certain fiscal trends in Poland's public finances for the years 2001 to 2005:

                                     2001            2002             2003           2004(1)          2005(2)
                                     ----            ----             ----           -------          -------
                                                                 (PLN millions)
State budget balance*               (32,358.3)      (39,402.6)       (37,043.0)       (43,729.4)      (35,000.0)
         Revenues                   140,526.9       143,519.8        152,110.6        156,122.4       173,741.6
         Expenditures               172,885.2       182,922.4        189,153.6        199,853.6       208,741.6
General Government balance          (38,191.5)      (45,952)          44,611.5        (56,106)        (42,455.5)
         Revenues(3)                291,491.1       300,623.7        317,174.2        345,973.3       386,682.1
         Expenditures(4)            329,682.6       346,575.7        361,785.7        402,079.3       429,137.5

                                                                 (as a % of GDP)
State budget balance                     (4.3)           (5.0)            (4.5)            (4.9)           (3.7)
         Revenues                        18.5            18.4             18.7             17.6            18.2
         Expenditures                    22.7            23.4             23.2             22.6            21.9
General Government balance               (5.0)           (5.9)            (5.5)            (6.3)           (4.5)
         Revenues                        38.3            38.5             38.9             39.1            40.6
         Expenditures                    43.3            44.4             44.3             45.5            45.0

GDP (PLN millions)                  760,595.3       781,112.4        814,922.4        884,609.6       953,129.6

------------------

*         The figures for 2001-2005 are not comparable due to the different classification in the state budget of transfers compensating for the lessening contributions to the Social Security Fund (FUS). Since the pension reform, contributions paid by the insured covered by the reform have been transferred to the FUS and to open pension funds
          (OFE). The shrinkage of contributions to the FUS, which is the cost of the reform, was financed by 2003 in the form of government subsidies.
          However, statutory provisions allow the financing of the costs of the reform from the receipts from privatization. Therefore, starting in
          2004, the amount compensating for the shrinkage of contributions was booked on the side of outlays from the state budget. The government subsidies to the FUS were accordingly decreased by this amount. This, in turn, has had a direct impact on the level of expenditures from the state budget calculated in accordance with the Polish methodology and, thus, also the level of the deficit. At the same time, a new item appeared on the side of the FUS income, namely, income which compensates for the amounts transferred to the OFE.
(1)       Preliminary data (comprising gmina budgets, poviat budgets and voivodship budgets)
(2)       Based on the 2005 Budget Act
(3)       Including non-returnable resources from the EU.
(4)       Including expenditures financed by non-returnable resources from the
          EU
Note:     Polish budget figures are presented on a cash basis. Funds derived from non-returnable foreign sources are not included in State budget figures but are included in the general Government balance.

Source:  Ministry of Finance

                                      -36-

The following table sets out certain information regarding local government budgets for 2001 to 2005(1):

                                     2001            2002             2003             2004           2005(1)
                                     ----            ----             ----             ----           -------
                                                     (PLN millions, except for percentages)
Total revenues                          79,595           80,034           79,140          91,504           99,529
Total expenditures                      82,734           83,182           80,954          91,387          104,349
Balance                                (3,140)          (3,148)           (1814)             117          (4,820)
As a percentage of GDP                   (0.4)            (0.4)            (0.2)            0.01            (0.5)
GDP                                    760,595          781,112          814,922         884,609          952,600

-----------------

(1)     Based on the 2005 Budget Act and the prognosis of the Ministry of
        Finance
Source: Ministry of Finance, GUS - Central Statistical Office

The following table sets out certain information regarding selected extra budgetary funds for 2001 to 2005:

                                     2001            2002             2003           2004(1)          2005(2)
                                     ----            ----             ----           -------          -------
                                                                 (PLN millions)
Social Insurance Fund Balance      (4,381.0)       (3,085.3)         3,785.0         (2,739.3)           54.6
Revenues *                         91,564.0        95,530.5         98,600.0        105,278.2       110,657.8
Budget Transfers                   23,774.0        29,611.6         30,778.0         23,503.0        21,453.2
Expenditures                       95,945.0        98,615.8        102,385.0        108,017.5       110,603.2
Agricultural Social Insurance
   Fund Balance                        (2.0)          427.0           (128.0)          (310.6)         (115.3)
Revenues                           15,787.0        16,378.5         16,067.0         16,148.8        16,302.7
Budget Transfers                   14,881.0        15,390.0         15,041.1         15,065.7        14,250.0
Expenditures                       15,789.0        15,951.5         16,195.0         16,459.4        16,418.0
Labor Fund Balance                    (27.0)         (531.0)          (511.0)        (2,101.0)          355.0
Revenues                            8,317.0         9,267.0          9,812.0          7,304.0         6,410.0
Budget Transfers                    2,840.0         3,844.1          4,173.0          1,386.7           265.0
Expenditures                        8,344.0         9,807.0         10,323.0          9,405.0         6,055.0
Health Fund Balance                   522.0        (1,968.8)          (641.0)          (749.9)         (806.6)
Revenues                           27,322.0        25,629.5         29,018.0         30,766.6        33,199.2
Budget Transfers                      200.0           166.2            228.0            250.6           272.9
Expenditures                       26,801.0        27,598.3         29,659.0         31,516.5        34,005.8

------------------

*         The figures for 2001-2005 are not comparable due to the different classification in the state budget of transfers compensating for the lessening contributions to the Social Security Fund (FUS). Since the pension reform, contributions paid by the insured covered by the reform have been transferred to the FUS and to open pension funds
          (OFE). The shrinkage of contributions to the FUS, which is the cost of the reform, was financed by 2003 in the form of government subsidies.
          However, statutory provisions allow the financing of the costs of the reform from the receipts from privatization. Therefore, starting in
          2004, the amount compensating for the shrinkage of contributions was booked on the side of outlays from the state budget. The government subsidies to the FUS were accordingly decreased by this amount. This, in turn, has had a direct impact on the level of expenditures from the state budget calculated in accordance with the Polish methodology and, thus, also the level of the deficit. At the same time, a new item appeared on the side of the FUS income, namely, income which compensates for the amounts transferred to the OFE.
(1)       Preliminary Data
(2)       Based on the 2005 Budget Act
Source:   Ministry of Finance

                                      -37-

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to each fiscal year. The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the
Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by Parliament and presented to the
President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.

Historical Data

In December 2004, the Council of Ministers approved the draft 2005 Budget Act which was submitted to Parliament. On December 23, 2004 the President signed the
2005 Budget Act.

                                      -38-

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years 2001 to 2005:

                                                           Actual                                    Budget
                                        -----------------------------------------------------------------------------
                                        2001          2002          2003          2004          2004(1)       2005(2)
                                        ----          ----          ----          ----          -------       -------
                                                                     (PLN millions)
Nominal Revenues
Total Revenue                        140,526.9     143,519.8     152,110.6     156,281.2     154,552.6     174,703.7
Tax Revenue                          123,147.4     132,557.1     138,977.5     137,850.5     137,246.4     155,285.9
      VAT and other Indirect          82,422.9      89,603.9      95,443.3     100,991.5     103,676.7     116,980.7
      taxes
      Corporate Income Tax            13,219.7      15,008.4      14,108.0      13,071.7       9,585.9      14,690.6
      Personal Income Tax             23,444.2      24,139.0      25,674.9      21,506.2      22,059.8      23,614.6
      Custom Duties                    4,060.5       3,805.8       3,751.3       2,281.1       1,924.0       1,557.8
Non-tax Revenue                       16,206.6      10,465.0      13,000.2      15,659.1      14,691.4      16,641.5
      Dividends                          888.8         637.1         958.4       1,810.4         700.0         961.7
      Transfers from the Central       4,868.8       2,582.2       4,680.9       4,056.8       4,212.7       4,626.1
      Bank
      Revenue of Budgetary Units       9,154.5       6,637.7       6,615.6       8,197.3       7,753.2       7,705.6
      Other Non-tax Revenue            1,294.6         608.0         511.7       1,594.6       2,025.5         583.0
      Restructuring fee                    0.0           0.0         233.6           0.0           0.0           0.0
      Foreign Revenue                  1,172.9         497.7         132.9         183.9          68.6          71.1
Contributions to state budget              0.0           0.0           0.0       2,587.7       2,546.2       2,705.2
from EU

Revenues as a percentage of GDP
Total Revenue                             18.5%         18.4%         18.7%         17.7%         17.5%         18.3%
Tax Revenue                               16.2%         17.0%         17.1%         15.6%         15.5%         16.5%
      VAT and other Indirect              10.8%         11.5%         11.7%         11.4%         11.7%         12.3%
      taxes
      Corporate Income Tax                 1.7%          1.9%          1.7%          1.5%          1.1%          1.5%
      Personal Income Tax                  3.1%          3.1%          3.2%          2.4%          2.5%          2.5%
      Custom Duties                        0.5%          0.5%          0.5%          0.3%          0.2%          0.2%
Non-tax Revenue                            2.1%          1.3%          1.6%          1.8%          1.7%          1.7%
      Dividends                            0.1%          0.1%          0.1%          0.2%          0.1%          0.1%
      Transfers from the Central           0.6%          0.3%          0.6%          0.5%          0.5%          0.5%
      Bank
      Revenue of Budgetary Units           1.2%          0.8%          0.8%          0.9%          0.9%          0.8%
      Other Non-tax Revenue                0.2%          0.1%          0.1%          0.2%          0.2%          0.2%
      Restructuring fee                    0.0%          0.0%          0.0%          0.0%          0.0%          0.0%
Foreign Revenue                            0.2%          0.1%          0.0%          0.0%          0.0%          0.0%
Contributions to state budget              0.0%          0.0%          0.0%          0.3%          0.3%          0.3%
from EU

GDP (PLN billions)                      760,595       781,112       814,922       885,337       884,026       952,600

-----------------

(1)      Based on the 2004 Budget Act
(2)      Based on the 2005 Budget Act
Source:  Ministry of Finance

                                      -39-

The following table sets out certain information regarding State budget expenditures in nominal terms and as percentages of GDP for the years 2001 to
2005:

                                            2001           2002           2003          2004          2005(1)
                                            ----           ----           ----          ----          -------
                                                                     (PLN millions)
Nominal Expenditure
Total State Budget Expenditures           172,885        182,922        189,154       197,698        209,704
Subsidies(2)                                2,513          1,668          1,579         1,849          1,548
Foreign Debt Service                        3,794          3,757          3,751         4,179          5,695
Social Insurance                           46,066         52,860         54,242        48,483(5)      42,976
Current Expenditures of the                64,273         64,932         72,844        81,584         94,841
   Budget Sphere
Settlements with Banks, Domestic           20,385         22,192         21,734        19,722         22,088
      Debt, Service and Guaranties
Capital Expenditures(3)                     6,420          7,811          8,525        11,080         10,199
Subsidies to Local Authorities(4)          29,434         29,702         31,731        30,801         32,357

Expenditures as a percentage of GDP                                 (as a % of GDP)
Total State Budget Expenditures              22.7           23.4           23.2          22.3           22.0
Subsidies(2)                                  0.3            0.2            0.2           0.2            0.2
Foreign Debt Service                          0.5            0.5            0.5           0.5            0.6
Social Insurance                              6.1            6.8            6.6           5.5(5)         4.5
Current Expenditures of the Budget            8.5            8.3            8.9           9.2           10.0
      Sphere
Settlements with Banks, Domestic              2.7            2.8            2.7           2.2            2.3
      Debt, Service and Guaranties
Capital Expenditures(3)                       0.8            1.0            1.0           1.3            1.1
Subsidies to Local Authorities(4)             3.9            3.8            3.9           3.5            3.4

GDP (PLN millions)                        760,595        781,112        814,922       884,609        952,600

-----------------

(1)       Based on the 2005 Budget Act.
(2)       Subsidies to enterprises.
(3)       Capital expenditures include investments and equity contributions.
(4)       General subsidies to local governments.
(5)       Due to a change in methodology a transfer to open pension funds of PLN
          11.399 million is treated as financing item and not as expenditure.
Source:   Ministry of Finance

The 2005 Budget Act

The 2005 Budget Act provides for revenues of PLN 174.7 billion, an increase of
11.8 percent over 2004 and expenditures of PLN 209.7 billion, an increase of 6.1 percent over 2004.

Financing the State Budget Deficit

The Ministry of Finance expects that in 2005 the estimated State budget deficit of PLN 35.0 billion, or 3.7 percent of estimated GDP, will be financed principally through the issuance of medium-term (two to five-year maturities)
and longer term (ten-year and twelve-year CPI-linked) treasury securities to domestic financial and non-financial institutions and individuals, as well as to foreign investors, with the remainder financed by privatization receipts and foreign financing.

Revenues

The principal source of State revenues is taxation. The principal taxes in the
Polish tax system are a tax on goods and services, or VAT, corporate income tax, or CIT, personal income tax, or PIT, and excise tax. There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax and real estate tax.

The Government is seeking to harmonize taxation in line with taxation in the rest of the EU by increasing indirect taxation. At the end of 2002, the
Government also introduced fiscal and economic tools to

                                      -40-

encourage economic growth, such as the cancellation of certain debts owed by companies to the State Treasury and the introduction of higher depreciation rates for new capital assets. From January 1, 2004, the CIT rate and the PIT tax rate for the self-employed has been 19 percent.

Corporate Income Tax. In November 1999, CIT and VAT reforms were introduced, providing for reduction of the CIT rate from 34 percent to 30 percent in 2000,
28 percent in 2001 and 2002 and 27 percent in 2003. In 2004, the CIT rate decreased to 19 percent. The aim of the tax cut is to increase the competitiveness of Polish companies and encourage FDI.

Since January 1, 2001, dividends have been subject to a 15 percent withholding tax rate. The amount withheld from the dividends paid to a corporate taxpayer is deducted from the amount of the CIT payable by that taxpayer, calculated at the regular rate. Such deduction may be made in a given fiscal year or in the following fiscal years, thus resulting in an effective tax exemption of domestic inter-company dividends. Cross-border payments of dividends are subject to a 15 percent withholding tax and interest and royalties are subject to a 20 percent withholding tax, unless a relevant double taxation treaty provides otherwise.
Since September 2002, the Government has introduced higher depreciation rates for new capital assets in order to encourage investment.

Personal Income Tax. PIT is levied at progressive tax rates, which are currently
19 percent, 30 percent and 40 percent. In 2000, the Government submitted, and
Parliament accepted with some minor modifications, PIT reforms including limiting the number of tax reliefs available. In 2002, further changes were introduced, namely taxation of income from interest on savings, bonds and investment funds (at a rate of 19 percent since 2004) and restructuring reliefs on purchasing apartments and houses.

Value Added Tax. In general, all business activity in Poland is subject to VAT at a rate of 22 percent except for some specific services. VAT is levied on all goods sold in, or imported into, Poland as well as on services rendered in
Poland. Polish VAT is similar in its operation to the current VAT levied in the other member states of the EU. VAT is levied at rates of 22 percent (standard rate), 7 percent (for unprocessed agricultural products) and 0 percent (exported goods and services and some other specifically listed services). Since 2002, VAT rates have been increased on children's goods (from 7 percent to 12 percent in
2002 and from 12 percent to 22 percent in 2003) and on apartments in certain housing developments (from a zero rate to 7 percent). In addition, the VAT rate for certain services has risen from 7 percent to 22 percent. VAT rates will be subject to further adjustments in order to fall in line with EU VAT directives.

Excise Tax. Excise tax is levied on, among other products, alcohol, tobacco, fuel, automobiles, some electronic appliances, cosmetic products, yachts, salt, gambling machines and fur clothing. In 2002, an excise tax of PLN 0.02 per kilowatt was introduced in respect of power consumption and the excise tax on alcohol was decreased by 30 percent.

Expenditures. A major component of State expenditures is social expenditure.
Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the State budget. Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables above. The Social
Insurance Fund and the Labor Fund are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditures. The growth of social expenditures paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds and their projected continued growth based on current legal entitlements and demographic trends, represent a significant threat to
Poland's ability to limit its State budget deficit in the medium term. Early retirement and higher unemployment also put a strain on social expenditures. In
2003, social expenditures including social insurance amounted to 8.7 percent of
GDP, decreasing from 8.9 percent of GDP in 2002.

The pension system consumed approximately 28 percent of total State budget expenditures in 2003 and no significant decrease is forecast for the short or medium term. Any decrease resulting from pension reform is expected to be offset by an increase resulting from an ageing population. The increase of funds transferred into the second pillar of the pension system amounted to PLN 9.9 billion in 2003, compared to PLN 9.5 billion in 2002. The transfers are reflected in the budgetary expenditures in macroeconomic

                                      -41-

terms representing a long-term saving for the whole economy and reducing the negative impact of the budget deficit on national savings by 1.2 percent of GDP in 2002. The transfers in 2003 amounted PLN 9.9 billion and PLN 10.3 billion in
2004, and it is projected that PLN 11.3 billion will be transferred in 2005.

Pension System Reform

On January 1, 1999, the "pay-as-you-go" pension system in Poland was replaced with a multipillar system; the first pillar is an improved version of the mandatory pay-as-you-go system, under which a minimum pension becomes payable from the State budget to those receiving insufficient benefits under the second and third pillars; the second pillar involves private pension funds called open pension funds managed by private institutions and pension institutions; and the third pillar comprises voluntary capitalized funds, such as employee pension schemes and individual pension insurance policies. Since January 1, 1999, participation in the first two pillars has been mandatory for persons below the age of 30. Persons between the ages of 30 and 50 had to decide by the end of
1999 whether they would pay into a private pension scheme or remain in the pay-as-you-go scheme. Persons over 50 remained in the pay-as-you-go scheme. As of December 31, 2002, there were 17 second pillar pension funds with a membership of more than 11.0 million people accounting for PLN 31.6 billion of pension funds' assets. As of December 31, 2002, Treasury securities and stocks listed on the WSE constituted the majority of total assets held by such funds
(accounting for 66 and 26 percent of total assets held by pension funds, respectively). As of December 31, 2004, there were 16 second pillar pension funds with a membership of 12.0 million people and accounting for PLN 63 billion of pension funds' assets. The investment strategy of pension funds is regulated by the law. As of December 31, 2004, Treasury securities and stocks listed on the WSE constituted the majority of total assets held by pension funds. Treasury securities accounted for 58 percent and stocks listed on the WSE accounted for
33.6 percent of total assets held by such funds.

Pension reform is aimed at reducing State budgetary liabilities to the social security system and in turn providing more liquidity in domestic markets as a result of the significant flow of funds into privately managed pension funds.
The pension funds are only allowed to invest five percent of their funds in foreign currencies or foreign assets. Due to a shortfall in the system upon its implementation, only part of the State collected pension funds have been transferred to private pension funds. In addition, as the reforms gained public approval, more people than previously expected decided to join the second pillar, which since 2000 has resulted in higher transfers from the State budget.

Health System Reform

Currently, management of the health care system is coordinated by a national health fund, into which employers are required to make a mandatory payment of
8.25 percent of each individual employee's wages. Additionally, in 2004, budget expenditure on health care amounted to PLN 3.5 billion. The Government is currently reviewing reform of the health system.

Local Budgets

In Poland, local governments are largely self-financing, having their own separate budgets and revenue base (consisting mainly of property taxes and an allocated share of income taxes collected by the central government).

                                      -42-

The following table sets out local government revenues and expenditures for the years 2001 to 2004:

                                                2001              2002               2003              2004
                                                ----              ----               ----              ----
                                                                      (PLN millions)
Revenues:
Own Revenues                                    32,509             33,540            34,464            47,080
General Subsidies and Educational
Subsidies                                       29,433             29,701            31,729            31,387
Transfers for Own Tasks                          5,531              5,593             5,342             3,613
Own Tasks                                       10,873             10,000             6,510             8,044
Other Revenues                                   6,754              6,697             6,865             8,165
Total Revenues                                  79,595             80,034            79,140            91,504

Expenditure:
Wages                                           29,654             29,919            29,426            30,865
Wage Related Expenses                            5,509              5,498             5,735             6,457
Local Government Subsidies                       6,609              6,684             5,582             6,380
Investments                                     13,783             13,263            12,306            14,834
Other Expenditures                              26,027             26,571            26,764            31,592
Total Expenditures                              82,734             83,182            80,954            91,387
Balance                                        (3,140)            (3,148)           (1,814)               117

------------------
Source: Ministry of Finance

                                      -43-

                                   PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (State Treasury debt), by local governments and by entities within the public finance sector. It does not include debt incurred by state-owned financial institutions, other state-owned enterprises or the NBP.

In addition, the State Treasury provides certain State guarantees and sureties to cover liabilities of Polish entities. As at December 31, 2004, the amount of such guarantees (including expected interest payments) was PLN 30 billion, of which PLN 15.6 billion related to guarantees provided to cover liabilities of
Polish entities indebted to foreign entities.

The following table sets out total public sector debt as at the end of each of the years 2001 to 2004:

                                                  2001              2002              2003             2004
                                                  ----              ----              ----             ----
                                                                        (PLN millions)
Public finance sector debt                        302,107          352,611           408,631           432,282
Central Government sector debt                    291,321          338,552           392,083           413,887
         of which:
         State Treasury debt                      282,617          326,750           378,505           402,233
         Local Government sector debt              10,786           14,058            16,548            18,395

-----------------

Source:  Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to one of two criteria: the place of issue and the residence of the targeted investors.
On the basis of the first of these criteria, all instruments issued in the domestic market regardless of the status of their holder (domestic or foreign)
are classified as internal debt and on the basis of the second, all instruments, regardless of the market in which they are issued, are classified as external or internal by the residence of the holder. In this section of this prospectus, debt is classified to as internal or external based on the place of issue criterion. In "Total External Debt", Poland's gross external debt is classified on the basis of the residence of the creditor.

In nominal terms, Poland's total State Treasury debt has grown from PLN 284 billion at the end of 2001 to PLN 403 billion at the end of December 2004. This nominal growth came primarily from growth in internal State Treasury debt used to finance budget deficits and to make payments to external creditors.

By the end of 2003, Poland had repurchased the majority of the outstanding bonds, or Brady Bonds, issued by the State Treasury in 1994 to Poland's creditors in connection with its commercial debt restructuring and all so called
Paris Club debt owed to Brazil ($3.3 billion). See "- External State Treasury
Debt".

As a result of these measures, the ratio of Poland's State Treasury indebtedness to GDP grew from 37.3 percent at the end of 2001 to 45.5 percent at the end of
2004.

The following table sets out certain information regarding the State Treasury's debt as at the end of each of the years 2001 to 2004, both as aggregate amounts and as percentages of nominal GDP:

                                                2001              2002              2003              2004
                                                ----              ----              ----              ----
                                                          (PLN millions except for percentages)
Internal State Treasury debt                       185,028           219,347           251,166           291,658
As a percentage of GDP                                24.3              28.1              30.8              32.9
External State Treasury debt                        98,909           108,557           127,778           111,202
As a percentage of GDP                                13.0              13.9              15.7              12.6
Total State Treasury debt                          283,937           327,904           378,944           402,860
As a percentage of GDP                                37.3              42.0              46.5              45.5
GDP                                                760,595           781,112           814,922           885,337

                                      -44-

Debt Management

Under Polish law, the Minister of Finance must specifically approve the terms of all direct internal debt and external debt incurred by the State.

Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties which would result in the zloty equivalent amount of public debt exceeding 60 percent of GDP. In addition, under the 1998 Public
Finance Act, if public debt (including risk weighted guarantees and sureties granted) exceeds 50 percent of GDP, the Government is required to introduce measures to reduce it, including providing a budget for the following year in which the forecasted deficit or revenues ratio will not exceed the stated limit.
If such measures do not reduce the level of public debt and it continues to exceed 55 percent of GDP, the Government is required to present a budget act to ensure that the public debt to GDP ratio will not increase.

The Public Finance Act of 1998 requires an official debt management strategy to be prepared and included with each annual Budget Act.

The Council of Ministers approved the debt management strategy for 2005-2007 and submitted it to Parliament for final approval together with the 2005 Budget Act.
The strategy evaluated the implementation of debt management objectives in 2003 and in the first half of 2004.

The debt management strategy for 2005-2007 remain unchanged from the strategy for 2004-2006 and defines tasks and implementation methods, forecasts debt levels, structure and servicing costs and analyzes the risks associated with the forecasted debt and its structure.

The strategy for 2005-2007 envisages maintaining the volume of public debt at safe levels and minimizing debt servicing costs over a longer period as well as limiting the growth of public debt through legislative changes to limit the borrowing needs of the State budget and ensure more efficient allocation of funds; systemic reforms such as the introduction of independent public healthcare units and policies encouraging economic growth.

Internal State Treasury Debt

Poland's internal State Treasury debt has increased from PLN 185.0 billion (24.3 percent of GDP) at the end of 2001 to PLN 292 billion (32.9 percent of GDP) at the end of 2004. This increase reflects the Government's policy of borrowing internally to finance the annual budget deficit and to fund payments and repayments to external creditors.

Internal public debt comprises three categories:

o    marketable Treasury securities with maturities of up to 20 years, including short-term Treasury bills, as well as fixed, floating rate and CPI-linked securities with maturities of up to 20 years, offered on the domestic primary market through auctions at the market prices to Treasury securities dealers and, fixed and floating rate bonds sold through the national network of Customer Service Outlets (CSO) to individuals at prices fixed by the issuer;

o    securities not freely marketable, issued to certain domestic state-owned financial institutions; and certain other state debt in the form of long-term liabilities issued in connection with the restructuring of the
     State banking system and other debt; and

o    savings bonds, which are sold through the CSOs to individuals at nominal value and are not freely marketable and currently have maturities of up to ten years.

At the end of October 2004 marketable Treasury securities constituted more than
95 percent of internal State Treasury debt.

The Ministry of Finance auctions Treasury bills at a discount from face value with maturities of up to a year.

                                      -45-

External State Treasury Debt

As at the end of December 2004, Poland had PLN 111.2 billion ($37.2 billion) of
State Treasury external debt outstanding, which is 12.6% of GDP and is in line with the Government's debt management strategy.

Consistent with this strategy, during the period from 1997 to 2004, the Ministry of Finance executed a number of transactions to redeem its Brady Bonds. As a result of repurchases and call exercises, the total outstanding principal amount of Brady Bonds was reduced to approximately $1.2 billion as at the end of
December 2004.

In November 2001, the State Treasury prepaid the debt owed to Brazil, its largest creditor in the Paris Club (see - "Paris Club and London Club
Agreements"). The nominal amount of $3.3 billion was prepaid for $2.5 billion.

The following table sets out the outstanding principal amount of the State
Treasury's external debt as at the end of the years 2001 to 2004:

                                                2001              2002               2003              2004
                                                ----              ----               ----              ----
                                                                       ($ millions)
Medium- and Long-Term Loans
      Paris Club                                  16,303            17,183             17,945            16,805
      Multilateral institutions                    2,457             3,006              4,085             4,024
           The World Bank                          1,739             1,880              1,999             1,468
           European Investment Bank                  518               822              1,693             2,136
           European Bank for
              Reconstruction and
              Development                             23                24                 23                20
           Council of Europe
              Development Bank                       177               281                370               400
      Other loans                                    190               212                297               151
Total loans                                       18,951            20,401             22,326            20,980
Bonds:
      Brady Bonds                                  4,048             2,698              1,193             1,193
      Foreign bonds                                1,814             4,905             10,641            15,013
Total bonds                                        5,862             7,603             11,835            16,206
Short-Term Debt                                        0               275                  0                 0
Total State Treasury External Debt                24,812            28,279             34,161            37,186

-----------------

Source: Ministry of Finance

The following table sets out the composition by currency of the State Treasury's external debt as of December 31, 2004:

                                                     In millions of        Equivalent in
                                                    original currency       US millions             Share
                                                    -----------------       ------------            ------
Euros                                                      17,038.4             23,240.9             62.5%
U.S. dollars                                                7,659.8              7,659.8             20.6%
Japanese yen                                              216,730.4              2,114.0              5.7%
British pound                                                 890.0              1,717.3              4.6%
Swiss francs                                                1,424.3              1,258.4              3.4%
Canadian dollars                                            1,140.8                947.1              2.5%
Norwegian kroner                                            1,193.3                197.5              0.5%
Swedish kroner                                                338.8                 51.2              0.1%
TOTAL                                                                           37,186.2            100.0%

-----------------

Source:  Ministry of Finance

The following table sets out debt service projections for the State Treasury's medium and long-term

                                      -46-

external debt by type of creditor for the years 2005 to
2014 and beyond. The data contained in the table does not assume any refinancing of existing debt.

           Projected State Treasury External Debt Service Requirements
                                 (in $ millions)

                                                                                                           2014
                                                                                                           and
                    2005(1)  2006(2)     2007     2008      2009      2010     2011      2012      2013    beyond
                    -------  -------     ----     ----      ----      ----     ----      ----      ----    ------

Principal Payments    2,794     4,227     4,107    4,669     5,474     2,536    1,844     2,724     4,372    4,154
Loans                 2,794     3,545     4,107    4,669     2,587       302      480       301       279    1,631
  Paris Club          2,597     3,315     3,851    4,393     2,310        21       22        23        24       13
  Multilateral          184       218       245      265       266       270      447       266       244    1,602
  Other                  12        11        11       11        11        11       11        11        11       17
Bonds                     0       682         0        0     2,887     2,234    1,364     2,423     4,092    2,523
  Brady bonds             0         0         0        0         0         0        0         0         0    1 193
  Foreign bonds           0       682         0        0     2,887     2,234    1,364     2,423     4,092    1,330
Interest Payments     1,452     1,249     1,163    1,066       960       844      736       735       659    1,192
Loans                   608       517       443      346       242       216      215       214       213      341
  Paris Club            421       303       230      133        29         3        3         2         1        0
  Multilateral          183       211       211      211       211       211      211       211       211      340
  Other                   4         3         3        2         2         2        1         1         1        0
Bonds                   845       732       720      720       718       628      521       521       446      852
  Brady bonds            60        51        51       51        51        51       51        51        51      648
  Foreign bonds         785       681       669      669       666       577      470       470       395      204
Total Debt Service    4 246     5,476     5,270    5,735     6,433     3,380    2,580     3,459     5,030    5,347
Loans                 3,402     4,062     4,550    5,015     2,829       518      695       514       492    1,972
  Paris Club          3,018     3,619     4,080    4,526     2,339        24       25        25        25       13
  Multilateral          367       429       456      476       476       481      658       477       454    1,941
  Other                  16        14        14       14        13        13       13        12        12       17
Bonds                   845     1,414       720      720     3,605     2,862    1,885     2,944     4,538    3,375
  Brady bonds            60        51        51       51        51        51       51        51        51    1,841
  Foreign bonds         785     1,363       669      669     3,554     2,811    1,834     2,893     4,487    1,534

-----------------

(1)       Figures for 2005 are based on the 2005 Budget Act.
(2)       For 2006 and the years after, the estimates are based on data as of
          December 31, 2004.
Source:   Ministry of Finance

Poland is not currently in default in relation to any of its external creditors.

Paris Club and London Club Agreements

In 1990, the total external debt of Poland was approximately $48.5 billion. Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland's foreign trade deficit and as a means to postpone needed economic reforms. During the period from 1981 though 1994, Poland was in default with respect to certain debts to 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club. The arrears varied from $25 million to $2.2 billion in the case of interest and $76 million to $4.1 billion in the case of principal. In 1991, Poland signed a Paris Club Agreement, encompassing all of Poland's medium and long-term official credits granted by
Paris Club members before January 1984 and amounting to approximately $33 billion. The agreement gave Poland a two-stage 50 percent debt reduction in net present value terms. The total forgiveness of principal owed to Paris Club creditors was $6.2 billion. In February 2005, Poland obtained the agreement of the Paris Club creditors for the early repayment of (euro)12.3 billion
(approximately $16.2 billion) of this debt, subject to a bilateral agreement with each respective creditor nation. Through August 2005, Poland has prepaid
(euro)4.5 billion in total.

                                      -47-

In March 1994, after more than four years of negotiations, Poland and its London
Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt including all associated interest arrears. This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest arrears, debt buy-backs and bond exchanges.

                                      -48-

                               TOTAL EXTERNAL DEBT

The following table (based on data available in March 2005) gives details of
Poland's gross external debt, by creditor and by credit type, as at the ends of the periods indicated. For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay non-residents principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.

External debt includes intercompany loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

The National Bank of Poland compiles data on external debt, which it defines as the amount, at any given time, of disbursed and outstanding contractual liabilities of residents of a country to non-residents to repay principal, with or without interest, or to pay interest, with or without principal. The definition refers to gross debt, i.e., it comprises external liabilities without regard to external assets. The term "contractual liabilities to repay principal or to repay interest" excludes equity participations. The term "principal with or without interest" means that external debt also includes non-interest-bearing liabilities since they result in a contractual obligation to repay. The term
"interest with or without principal" means that the external debt includes liabilities with no maturity and the term "disbursed and outstanding" excludes potential liabilities, i.e., undisbursed portions of existing loans.

External debt includes intercompany loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits, and other loans and credits (including financial leases). The following table shows Poland's external debt down by obligor as at the end of each of the years 2001 to 2004:

                          Poland's Total External Debt

                                                2001               2002              2003               2004
                                                ----               ----              ----               ----
                                                                    (US dollar millions)

Monetary authorities                                    428               110                199               103

         Other investment                               428               110                199               103
         Loans                                            8                 6                  4                 1
         Currency and deposits                          420               104                195               102
Central and local government(1)                      29,254            35,732             43,994            57,809

        Debt securities(2, 3)                        10,248            14,957             21,522            36,335
         Bonds and notes                             10,014            14,680             21,307            36,245
         Money-market instruments                       234               277                215                90
        Other obligations                            19,006            20,775             22,472            21,474
         Loans                                       18,989            20,766             22,463            21,467
         Other liabilities                               17                 9                  9                 7
Banks                                                 6,733             7,534             11,868            14,280

        Intercompany loans from direct
         investors                                      129               219                250               318
        Debt securities                                 167               433                647             1,216
         Bonds and notes                                167               433                646             1,125
         Money-market instruments                         0                 0                  1                91
        Other obligations                             6,437             6,882             10,971            12,746
         Loans                                        3,679             3,752              4,822             6,463
         Currency and deposits(4)                     2,758             3,130              6,149             6,283
         Other liabilities                                0                 0                  0                 0
Other sectors                                        35,556            41,500             50,637            55,251

        Intercompany Loans from direct
         investors                                   10,262            12,247             18,979            20,785
        Trade credits                                     0                 0              5,069             6,199
        Loans                                        10,262            12,247             13,910            14,586
        Debt securities                               4,179             4,253              4,556             5,315

                                      -49-

                                                2001               2002              2003               2004
                                                ----               ----              ----               ----
                                                                    (US dollar millions)

         Bonds and notes                              4,166             4,137              4,477             5,109
         Money-market instruments                        13               116                 79               206
        Other obligations                            21,115            25,000             27,102            29,151
         Trade credits(4,5)                           6,530             8,590              7,319             9,033
         Loans                                       14,216            15,995             19,256            20,001
         Other liabilities                              369               415                527               117
TOTAL EXTERNAL DEBT                                  71,971            84,876            106,698           127,443
                  of which:
                  - long-term(6)                     60,834            70,997             86,289           103,842
                  - short-term(4)                    11,137            13,879             20,409            23,601

-----------------

Compiled in compliance with the requirements of international organizations
(IMF, OECD, World Bank).

(1)  From 1999, data were adjusted to include external debt of local government.
(2)  From 1999 this includes securities issued on domestic market (Treasury bonds and Treasury bills).
(3)  Net of the stock of such securities held by Polish residents.
(4)  Since information on the breakdown by maturity of trade credits (up to the end of 2002) and currency and deposits is not available, the total amount was included in short-term debt.
(5)  In March 1999, there were changes to the regulations imposing reporting obligations on non-residents with regard to information for the balance of payments and internal investment. The scope of reporting units was extended, and penalties for noncompliance were introduced. As a result, the
     NBP has received data from units not covered by the reporting obligation before March 1999. Accordingly, the figure for outstanding trade credits for 1998-1999 has changed. Since it was not possible to adjust data for
     1996-1997, adjusted time series are presented for 1998-2002.
(6)  Since 2003 trade credits with a maturity of over one year have been included in long-term debt.
Source: National Bank of Poland

Relationship with Multilateral Financial Institutions

Since 1990, Poland has received substantial financial and technical support from various multilateral financial institutions including the International Bank for
Reconstruction and Development, known as the World Bank, the European Investment
Bank, known as the EIB, the European Bank for Reconstruction and Development,
known as the EBRD, and the International Monetary Fund, known as the IMF. As of
December 31, 2004, Poland's liabilities to multilateral financial institutions amounted to $4.0 billion, or 10.8 percent of the State Treasury's total external debt.

International Bank for Reconstruction and Development

The World Bank has provided significant financial support for Polish structural reforms as well as for the development of the Polish financial, infrastructure, health, environmental and energy sectors. As of March 31, 2005, the World Bank had authorized a total of $5.81 billion in loans to Poland, approximately $4.44 billion of which had already been disbursed. Those amounts apply to both governmental and commercial loans guaranteed by the Polish Treasury.

European Investment Bank

Poland signed its first framework agreement with the EIB in 1990. The last framework agreement between the EIB and Poland signed in 1997 was still valid when Poland entered the EU. The framework agreement sets out the main areas of co-operation between the EIB and Poland, including co-financing investment projects in the transportation, power and energy, health and education and telecommunications sectors. In addition, the EIB provides commercial-based loans to private enterprises and municipalities.

As of March 31, 2005, the EIB had committed (euro)9.033 billion to Polish borrowers, of which (euro)5.504 billion had already been disbursed.

European Bank for Reconstruction and Development

As of December 31, 2004, the EBRD had signed direct investment and regional projects worth (euro)3.1 billion (with a total project value of (euro)10.9 billion), of which approximately 62.4 percent is debt, 34.3 percent is

                                      -50-

equity participation and 3.3 percent is EBRD guarantees. The EBRD commitment includes state budget loans of (euro)44.9 million which have been fully disbursed.

International Monetary Fund

In 1995, Poland repaid all outstanding amounts drawn from the IMF.

Currently the IMF performs standard Article IV consultations with Poland on a
12-month cycle, however Poland invites the IMF in mid-year to review its fiscal and monetary policies.

Poland is a member of the IMF's Special Data Dissemination System and provides to the public information about its practices and standards in disseminating economic and financial data.

In 1999, Poland was invited to participate in the financial transactions plan of the IMF. Under this plan, Poland contributes to the funding of IMF investments, based on Poland's quota which is determined by the IMF as the upper limit of any one country's obligation to make resources available to the IMF for its financial transactions.

International Development Association

Since 1988, Poland has been a member and contributor to the International
Development Association, known as the IDA, which grants preferential long-term loans to the world's poorest countries. As of March 31, 2005, the Polish contribution to the IDA amounted to 16.52 million of the IMF's special drawing rights, or SDRs, (out of which 14.02 million SDRs had already been paid in).

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank, or the NIB, it has access to the NIB's resources.

As of December 31, 2004, the NIB had committed loans of approximately $269.74 million to Poland, of which approximately $225.19 million is outstanding.

Council of Europe Development Bank

Poland has been a member of the Council of Europe Development Bank, or CEB, since 1998. As at December 31, 2004, the total value of loans granted by the CEB to the Government of the Republic of Poland amounts to approximately (euro)293 million, all of which has been disbursed.

                                      -51-

                          DESCRIPTION OF THE SECURITIES

The debt securities, or Securities, will be issued under a Fiscal Agency
Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities. The State
Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. Those terms may include:

     o    the principal amount of the Securities;

     o    the price of the Securities;

     o    the stated maturity date on which the State Treasury must repay the
          Securities;

     o    the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

     o    the dates when any interest payments will be made;

     o    whether and in what circumstances the State Treasury may redeem the
          Securities before maturity;

     o    the currency in which the State Treasury may pay the Securities and any interest; and

     o    any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of
Poland, unless Poland shall procure that all amounts payable under the
Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

     (a)  any Security Interest which secures Poland's $934.67 million
          Collateralized Par Bonds due 2024 and $891.07 million Collateralized
          RSTA Bonds due 2024 each issued (in part) on October 27, 1994 and which is either existing on the date hereof in relation to, or contemplated by the terms of, such bonds; or

     (b)  any Security Interest upon property to secure Public External
          Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

     (c)  any Security Interest existing on property at the time of its acquisition; or

     (d)  any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

                                      -52-

     (e)  any Security Interest securing or providing for the payment of Public
          External Indebtedness incurred in connection with any Project
          Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet
          specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

     (f)  the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

"Project Financing" means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

"Public External Indebtedness" means any obligation for borrowed money (a)
evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

"Security Interest" means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of
Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to additional amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any additional amounts, however, if the tax is:

     o    a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of
          Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

     o    imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

                                      -53-

     o    an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

     o    a tax, assessment or other governmental charge which is payable other than by withholding;

     o    a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the
          Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

     o    required to be withheld by any paying agent from a payment on the
          Security to the extent that such payment can be made without withholding by another paying agent;

     o    a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the
          EU Directive on the Taxation of Savings Income (Directive 2003/48/EC),
          or any law implementing or complying with, or introduced in order to conform to, such directive; or

     o    imposed as a result of any combination of the items listed above.

Furthermore, no additional amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State
Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any additional amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those
Securities may thereafter look only to the State Treasury for any payment.
Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State
Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

     (a)  the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

                                      -54-

     (b)  the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the
Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the
Fiscal Agency Agreement to the State Treasury and to the holders of the
Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the "Required Percentage", by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of
Securityholders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series. Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the State
Treasury and shall be convened by the fiscal agent upon the request in writing of Securityholders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

The quorum at any meeting of Securityholders convened to vote on an
Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of
Securityholders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved
Matter may only be approved by an Extraordinary Resolution passed at a meeting of Securityholders at which one or more persons holding or representing at least
75 percent of the aggregate principal amount of the outstanding Securities in that series are present. For these purposes, the holder of a Global Security shall be treated as two persons. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Securityholders, whether present or not.

A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Securityholders.

For these purposes:

"Extraordinary Resolution" means:

o    in relation to any Reserved Matter:

     o    a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

     o    a resolution in writing signed by or on behalf of Securityholders of not less than 75 percent of the aggregate principal amount of all outstanding Securities in the given series; and

                                      -55-

o    in relation to any other matter:

     o    a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of not less than 66-2/3 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

     o    a resolution in writing signed by or on behalf of Securityholders of not less than 66-2/3 percent of the aggregate principal amount of all outstanding Securities in the given series.

"Reserved Matter" means any proposal to:

     o    change the due date for the payment of the principal of, or any installment or interest on, the Securities;

     o    reduce the principal amount of the Securities;

     o    reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

     o    reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

     o    modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

          (a)  the provisions of the other obligations or securities of the
               State Treasury or any other person resulting from the relevant exchange or substitution; or

          (b)  if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest
               aggregate principal amount;

     o    change the currency in which any amount in respect of the Securities is payable;

     o    shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the
          Securities if, prior to such action, the State Treasury is not permitted to do so;

     o    change the definition of "outstanding" with respect to the Securities;

     o    change the governing law of the Securities;

     o    change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury's obligation under the Fiscal Agency
          Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury's waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency
          Agreement;

     o    reduce the proportion of the principal amount of the Securities that is required to constitute a quorum or for any request, demand, authorization, direction, notice,

                                      -56-

          consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

     o    change the obligation of the State Treasury to pay additional amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency
Agreement or the Securities of that series for the purpose of:

     o    adding to the covenants of the State Treasury;

     o    surrendering any right or power conferred upon the State Treasury;

     o    securing the Securities of that series;

     o    curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the
          Securities of any series; or

     o    amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further
Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the
Securities of each series as one or more fully registered global securities, each a Global Security, which will be deposited with, or on behalf of, The
Depository Trust Company, New York 9"DTC") and/or one or more depositories named in the prospectus supplement, such as Euroclear Bank S.A./N.V. ("Euroclear") or
Clearstream Banking, societe anonyme ("Clearstream"). Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of
New York, a member of the Federal Reserve System, a "clearing corporation"
within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange
Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC's

                                      -57-

participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depository or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the
Global Securities to the accounts of institutions that have accounts with the depository or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a
Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity.
As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depository. The State Treasury expects that the depository or nominee, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global
Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global
Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depository or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

     o    will not be entitled to have the Securities represented by such Global
          Security registered in their names;

     o    will not receive or be entitled to receive physical delivery of
          Securities in definitive form upon exchange or otherwise; and

     o    will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depository or its nominee, as the holder of the Global Security, would be entitled to take, the depository would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

                                      -58-

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

     o    by the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository; or

     o    by such depository or any such nominee to another depository for such
          Securities or its nominee or to a successor of the depository or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

     o    the depository, or each of Euroclear and Clearstream, notifies the
          State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depository ceases to be a clearing agency registered under applicable law and a replacement depository is not appointed within 90 days;

     o    the State Treasury decides not to have all of the related Securities represented by such Global Security;

     o    an Event of Default has occurred and is continuing; or

     o    such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depository shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The
City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depository or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten year limitation period on claims for principal and a three year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

                                      -59-

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State
Treasury will be governed by the laws of Poland. The State Treasury will appoint
CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York as its
authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in
New York City or in any competent court in Poland. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the
Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the
Securities. However, the United States Foreign Sovereign Immunities Act of 1975,
or the Immunities Act, may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of
Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws. In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

                                      -60-

                           ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the Federal and State courts in the New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of Notes.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws. In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, W. Danilowicz, W.
Jurcewicz i Wspolnicy--Kancelaria Prawna Spolka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S.
courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure. Such rules provide for enforcement of foreign judgments on the basis of reciprocity if (a) such judgment is enforceable in the country where it has been rendered; and (b) the requirements set forth in Article 1146 Section 1, Points 1 to 6 of the Polish Code of Civil
Procedure have been satisfied. The additional requirements referred to under (b)
above provide that (i) the matter must have been finally adjudicated in the country where the judgment for which enforcement is sought has been rendered;
(ii) the subject matter of the judgment does not fall under the exclusive jurisdiction of Polish courts or the courts of a third country; (iii) all due process requirements have been complied with; (iv) the judgment is not inconsistent with the basic principles of Poland's legal order; (v) the matter has not already been finally adjudicated in Poland; and (vi) in rendering the judgment in a case in which Polish law should have been applied, such law has been actually applied, unless the foreign law applied in the case does not materially differ from applicable Polish law. Subject to the above, in general, the enforceability in Poland of final judgments of U.S. courts obtained other than by default generally would not require retrial in Poland. In addition, the
Polish Code of Civil Procedure contains specific rules regarding execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Polish courts may enter and enforce judgments in foreign currencies.

The State Treasury has appointed an authorized agent in the New York City upon which service of process can be made. As a result of the State Treasury's appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and State courts in The City of New York (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State
Treasury's New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okregowy), and such court is responsible for service upon the defendant.

                                      -61-

                                    TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

                                      -62-

                              PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters. The State
Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

o    at a fixed price or prices which the State Treasury may change;

o    at market prices prevailing at the time of sale;

o    at prices related to prevailing market prices; or

o    at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State
Treasury cannot assure you that there will be a liquid trading market for the
Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State
Treasury against certain liabilities, including liabilities under the Securities
Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State
Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State
Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

                                      -63-

                           VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance,
ul. Swietokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by
White & Case LLP, 1155 Avenue of the Americas, New York, New York 10036-2787,
United States counsel for the State Treasury, and, as to Polish law, by White &
Case, W. Danilowicz, W. Jurcewicz i Wspolnicy--Kancelaria Prawna Spolka
Komandytowa, Krolewska Center, ul. Marszalkowska 142, 00-061, Warsaw, Poland,
Polish counsel for the State Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement.
All statements in this Prospectus with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance,
Republic of Poland and are made upon his authority.

                      AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is CT
Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011.

                        OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the
Registration Statement of which this Prospectus is a part, other than included under the caption "Plan of Distribution" herein, is included as a public official statement made on the authority of Miroslaw Gronicki, Minister of
Finance of the Ministry of Finance.

                               FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by
Miroslaw Gronicki, Minister of Finance of the Ministry of Finance, and is
included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which the Central Statistical Office is cited as the source was provided by the
Central Statistical Office of Poland and the information for which the Polish
Agency for Foreign Investment is cited as the source was provided by the Polish
Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information.

                                      -64-

                  INDEX TO TABLES AND SUPPLEMENTARY INFORMATION

                                                                       Page
                                                                       ----
State Treasury Internal Debt as at December 31, 2004

     Non-Marketable Treasury bonds with a maturity at
     issuance of more than a year                                       T-1

     Marketable Treasury bonds with a maturity at issuance
     of more than a year                                                T-2

     Retail Treasury bonds with a maturity at issuance of
     more than a year                                                   T-3

State Treasury External Debt as at December 31, 2004 with a
maturity at issuance of more than a year                                T-6

State Guaranties and Sureties as at December 31, 2004 with a
maturity at issuance of more than a year                                T-8

                                      -65-

                          State Treasury Internal Debt

 Non-Marketable Treasury bonds with a maturity at issuance of more than one year as at December 31, 2004

                                                                Final
                                                     Issue     Maturity       Principal Amount
                  Issue                              Date        Date       Issued    Outstanding    Interest Rate
               -----------                        ----------- ----------  ---------- ------------- -----------------
                                                                               (PLN millions)
Restructuring Bond "B"                             12/16/93   17/12/08          573      757.4(1)       Floating
Restructuring Bond "C"                             12/29/93   30/12/08          427      554.2(1)       Floating
Restructuring Bond "D"                             11/21/94   22/11/09        1,900      2,384(1)       Floating
Bonds allocated to increasing the
   capital of BGZ S.A.                             09/23/96   24/09/11          600      637.1(1)       Floating
                                                                              -----      --------
      Subtotal                                                                3,500      4,333.3

DK 0809                                            09/29/99   22/08/09      3,076.3      2,568.3         6.0%

-----------------

(1)  Payable in semi-annual installments over the life of the issue.

Source:   Ministry of Finance

                                      T-1

                          State Treasury Internal Debt

   Marketable Treasury bonds with a maturity at issuance of more than one year as at December 31, 2004

                                                                           Principal amount
Series short name   Issuance date   Maturity date    ISIN code         Issued       Outstanding      Interest rate (%)
-----------------   -------------   -------------    ---------         ------       -----------      -----------------

       WZ0307           01/24/04      03/24/07      PL0000103297   6,738,169,000    6,738,169,000       Floating
       WZ0911           01/24/04      09/24/11      PL0000103305   1,130,636,000    1,130,636,000       Floating
                                                                  --------------   --------------
       Total                                                       7,868,805,000    7,868,805,000

       DZ1205           12/13/95      12/14/05      PL0000100467     500,000,000      500,000,000       Floating
       DZ0406           03/17/96      04/18/06      PL0000100517     767,700,000      767,700,000       Floating
       DZ0706           06/17/96      07/18/06      PL0000100558     935,618,000      935,618,000       Floating
       DZ1006           09/17/96      10/18/06      PL0000100616     313,546,000      313,546,000       Floating
       DZ0107           12/17/96      01/18/07      PL0000100673     193,261,000      193,261,000       Floating
       DZ0407           03/17/97      04/18/07      PL0000100731       3,500,000        3,500,000       Floating
       DZ0707           07/17/97      07/18/07      PL0000100806      75,000,000       75,000,000       Floating
       DZ0108           01/17/98      01/18/08      PL0000100913     279,000,000      279,000,000       Floating
       DZ0708           01/17/98      07/18/08      PL0000100921   1,029,970,000    1,029,970,000       Floating
       DZ0109           01/17/99      01/18/09      PL0000101234   1,920,273,000    1,920,273,000       Floating
       DZ0709           07/17/99      07/18/09      PL0000101242     694,420,000      694,420,000       Floating
       DZ0110           02/17/00      01/18/10      PL0000101598   1,853,830,000    1,853,830,000       Floating
       DZ0811           08/18/01      08/18/11      PL0000102224   1,285,500,000    1,285,500,000       Floating
       DZ1111           11/28/03      11/24/11      PL0000103222   1,178,391,000    1,178,391,000       Floating
                                                                  --------------   --------------
       Total                                                      11,030,009,000   11,030,009,000

       OK0405           04/12/03      04/12/05      PL0000103024  12,709,529,000    9,583,440,000     Zero coupon
       OK0805           08/12/03      08/12/05      PL0000103107  10,931,914,000   10,752,964,000     Zero coupon
       OK0406           12/12/03      04/12/06      PL0000103263  14,139,943,000   14,139,943,000     Zero coupon
       OK0806           05/12/04      08/12/06      PL0000103263  10,128,023,000   10,128,023,000     Zero coupon
       OK1206           09/12/04      12/12/06      PL0000103537   8,300,000,000    8,300,000,000     Zero coupon
                                                                  --------------   --------------
       Total                                                      56,209,409,000   52,904,370,000

       PS0205           02/12/00      02/12/05      PL0000101564   6,146,812,000    3,444,220,000          8.5
       PS0605           06/12/00      06/16/05      PL0000101721   3,713,943,000    3,174,896,000          8.5
       PS1005           01/12/00      10/12/05      PL0000101887   4,342,029,000    4,342,029,000          8.5
       PS0206           02/12/01      02/12/06      PL0000102026   5,509,132,000    5,509,132,000          8.5
       PS0506           05/12/01      05/12/06      PL0000102125   5,836,608,000    5,836,608,000          8.5
       PS1106           11/12/01      11/12/06      PL0000103331  13,411,765,000   13,411,765,000          8.5
       PS0507           05/12/02      05/12/07      PL0000102679  10,390,741,000   10,390,741,000          8.5
       PS0608           11/24/02      06/24/08      PL0000102869  24,675,872,000   24,675,872,000          5.75
                                                                  --------------   --------------
       Total                                                      74,026,902,000   70,785,263,000

       DS0509           05/24/99      05/24/09      PL0000101259   28,646,234,000   28,646,234,000         6.0
       DS1109           11/24/99      11/24/09      PL0000101473    3,382,264,000    3,382,264,000         6.0
       DS1110           11/24/00      11/14/10      PL0000101937   13,097,477,000   13,097,477,000         6.0
       DS1013           10/24/02      10/24/13      PL0000102836   19,132,278,000   19,132,278,000         5.0
       DS1015           10/24/04      10/24/15      PL0000103602    4,396,687,000    4,396,687,000         6.25
                                                                  --------------   --------------
       Total                                                      68,654,940,000   68,654,940,000

       WS0922           04/22/02      09/23/22      PL0000102646   3,404,263,000    3,404,263,000         5.75

     IZ0816(1)          08/24/04      08/24/16      PL0000103529   2,630,000,000    2,630,000,000         3.0

-----------------

(1)  Issued and outstanding amounts in case of IZ series are presented in initial face value

Source:  Ministry of Finance

                                      T-2

                          State Treasury Internal Debt

     Retail Treasury bonds with a maturity at issuance of more than one year as at December 31, 2004

    Series No.         Issue Date          Maturity Date(1)             Issued       Outstanding   Interest Rate
  --------------     --------------      --------------------         -----------  --------------- --------------
                                                                           (PLN millions)

TZ0205                  02/01/02               05/05/05                 1,000          462.62         Floating
TZ0505                  05/06/02               05/05/05                 1,000          493.41         Floating
TZ0805                  08/01/02               08/05/05                 1,000          477.99         Floating
TZ1105                  11/04/02               11/05/05                 1,000          283.94         Floating
TZ0206                  02/03/03               02/05/06                 1,000          245.28         Floating
TZ0506                  05/05/03               05/05/06                 1,000          222.09         Floating
TZ0806                  08/01/03               08/05/06                 1,000          363.30         Floating
TZ1106                  11/03/03               11/05/06                 1,000          104.15         Floating
TZ0207                  02/02/04               02/05/07                 1,000           69.39         Floating
TZ0507                  05/04/04               05/05/07                 1,000          107.03         Floating
TZ0807                  08/02/04               08/05/07                 1,000          259.29         Floating
TZ1107                  11/02/04               11/05/07                 1,000          354.38         Floating
TOTAL                                                                                2,459.65

COI0105                 01/02/01     4 years from date of purchase       150            22.94         Floating
COI0205                 02/01/01     4 years from date of purchase       150             9.51         Floating
COI0305                 03/01/01     4 years from date of purchase       150             9.28         Floating
COI0405                 04/02/01     4 years from date of purchase       150             9.85         Floating
COI0505                 05/04/01     4 years from date of purchase       150             9.17         Floating
COI0605                 06/01/01     4 years from date of purchase       150             6.58         Floating
COI0705                 07/02/01     4 years from date of purchase       150             7.23         Floating
COI0805                 08/01/01     4 years from date of purchase       150            22.77         Floating
COI0905                 09/03/01     4 years from date of purchase       150            26.74         Floating
COI1005                 10/01/01     4 years from date of purchase       150           106.40         Floating
COI1105                 11/02/01     4 years from date of purchase       150           142.89         Floating
COI0205                 12/03/01     4 years from date of purchase       150            15.33         Floating
COI0106                 01/02/02     4 years from date of purchase       150            22.49         Floating
COI0206                 02/01/02     4 years from date of purchase       150            23.26         Floating
COI0306                 03/01/02     4 years from date of purchase       150            22.55         Floating
COI0406                 04/02/02     4 years from date of purchase       150            20.38         Floating
COI0506                 05/06/02     4 years from date of purchase       150            11.96         Floating
COI0606                 06/03/02     4 years from date of purchase       150             9.91         Floating
COI0706                 07/01/02     4 years from date of purchase       150            12.16         Floating
COI0806                 08/01/02     4 years from date of purchase       150             5.13         Floating
COI0906                 09/02/02     4 years from date of purchase       150             2.32         Floating
COI1006                 10/01/02     4 years from date of purchase       150             4.12         Floating
COI1106                 11/04/02     4 years from date of purchase       150            10.25         Floating
COI1206                 12/02/02     4 years from date of purchase       150             8.15         Floating
COI0107                 01/02/03     4 years from date of purchase       150             7.85         Floating
COI0207                 02/03/03     4 years from date of purchase       150            14.26         Floating
COI0307                 03/03/03     4 years from date of purchase       150             3.77         Floating
COI0407                 04/01/03     4 years from date of purchase       150             4.13         Floating
COI0507                 05/05/03     4 years from date of purchase       150             4.47         Floating
COI0607                 06/02/03     4 years from date of purchase       150             3.30         Floating
COI0707                 07/01/03     4 years from date of purchase       150             5.09         Floating
COI0807                 08/01/03     4 years from date of purchase       150            22.92         Floating
COI0907                 09/01/03     4 years from date of purchase       150             8.82         Floating
COI1007                 10/01/03     4 years from date of purchase       150             6.15         Floating
COI1107                 11/03/03     4 years from date of purchase       150             5.12         Floating
COI1207                 12/01/03     4 years from date of purchase       150             5.63         Floating
COI0108                 01/02/04     4 years from date of purchase       150             5.78         Floating
COI0208                 02/02/04     4 years from date of purchase       150            12.82         Floating
COI0308                 03/01/04     4 years from date of purchase       150            11.78         Floating
COI0408                 04/01/04     4 years from date of purchase       150             8.87         Floating
COI0508                 05/04/04     4 years from date of purchase       150            14.95         Floating
COI0608                 06/01/04     4 years from date of purchase       150            19.54         Floating
COI0708                 07/01/04     4 years from date of purchase       150            36.46         Floating

                                      T-3

    Series No.         Issue Date          Maturity Date(1)             Issued       Outstanding   Interest Rate
  --------------     --------------      --------------------         -----------  --------------- --------------
                                                                           (PLN millions)

COI0808                 08/02/04     4 years from date of purchase       150            31.50         Floating
COI0908                 09/01/04     4 years from date of purchase       150            18.95         Floating
COI1008                 10/01/04     4 years from date of purchase       150            13.32         Floating
COI1108                 11/01/04     4 years from date of purchase       150            25.51         Floating
COI1208                 12/01/04     4 years from date of purchase       150            20.12         Floating
                                                                        17,650         852.51

-----------------

(1)  A series with a maturity date expressed as being a date falling a specified time after the "date of purchase" will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source: Ministry of Finance

                                      T-4

                          State Treasury Internal Debt

     Retail Treasury bonds with a maturity at issuance of more than one year as at December 31, 2004

    Series No.         Issue Date            Maturity Date             Issued       Outstanding    Interest Rate (%)
  --------------     --------------        -----------------         ----------   --------------- -------------------
                                                                           (PLN millions)

DOS0105                 01/02/03     2 years from date of purchase       500           135.48             5.5%
DOS0205                 02/03/03     2 years from date of purchase       500           157.76             5.5%
DOS0305                 03/03/03     2 years from date of purchase       500           121.22             5.5%
DOS0405                 04/01/03     2 years from date of purchase       500           149.93             5.5%
DOS0505                 05/05/03     2 years from date of purchase       500           197.27             5.25%
DOS0605                 06/02/03     2 years from date of purchase       500           129.99             4.75%
DOS0705                 07/01/03     2 years from date of purchase       500           130.72             4.75%
DOS0805                 08/01/03     2 years from date of purchase       500           396.35             4.75%
DOS0905                 09/01/03     2 years from date of purchase       500           334.58             4.75%
DOS1005                 10/01/03     2 years from date of purchase       500           208.38             4.75%
DOS1105                 11/03/03     2 years from date of purchase       700           584.61             5.40%
DOS1205                 12/01/03     2 years from date of purchase     1,500         1,208.14             6.0%
DOS0106                 01/02/04     2 years from date of purchase     1,000           724.62             6.0%
DOS0206                 02/02/04     2 years from date of purchase     1,000           545.06             6.0%
DOS0306                 03/01/04     2 years from date of purchase       700           538.26             6.0%
DOS0406                 05/01/04     2 years from date of purchase       700           252.90             6.0%
DOS0506                 05/04/04     2 years from date of purchase       700           273.00             6.25%
DOS0606                 06/01/04     2 years from date of purchase       700           506.42             6.70%
DOS0706                 07/01/04     2 years from date of purchase       700           404.99             6.70%
DOS0806                 08/02/04     2 years from date of purchase       700           668.94             7.00%
DOS0906                 09/01/04     2 years from date of purchase       700           367.81             7.00%
DOS1006                 10/01/04     2 years from date of purchase       700           348.38             7.00%
DOS1106                 11/01/04     2 years from date of purchase       700           347.66             6.75%
DOS1206                 12/01/04     2 years from date of purchase       700           368.42             6.50%
TOTAL                                                                 16,200         9,314.56

SP1206                  12/03/01              2006-12-03                 500           500.00             9.00%
SP0307                  03/01/02              2007-03-01                 500           187.49             8.00%
SP0607                  06/03/02              2007-06-03                 500           498.63             8.00%
SP0907                  09/02/02              2007-09-02                 500           500.00             6.50%
SP1207                  12/03/02              2007-12-02                 500           144.98             5.50%
SP0308                   03/03/               2008-03-03                 500           150.00             5.00%
SP0608                  06/02/03              2008-06-02                 500           34.70              4.50%
SP0908                  09/01/03              2008-09-01                 500           20.43              4.50%
SP1208                  12/01/03              2008-12-01                 500           89.07              6.50%
SP0309                  03/01/04              2009-03-01                 500           44.76              6.50%
SP0609                  06/01/04              2009-06-01                 500           43.39              7.00%
SP0909                  09/01/04              2009-09-01                 500          116.51              7.30%
TOTAL                                                                   6,000        2,329.96

-----------------

(1)  A series with a maturity date expressed as being a date falling a specified time after the "date of purchase" will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source:  Ministry of Finance

                                      T-5

                          State Treasury External Debt

                With a maturity at issuance of more than one year

                             as at December 31, 2004

                                                                                Principal Amount
                                                    Year of      Year of       Fixed      Floating     Interest
                                      Currency       Issue      Maturity       Rate         Rate        Rate(1)
                                      --------      -------     --------       -----      --------     --------
                                                                                  ($ millions)
Paris Club Creditors                 EUR             1991         2009         3,268.4      6,256.4   4.61 / Fltg
                                     US$             1991         2009         1,911.4      1,289.1   5.17 / Fltg
                                     JPY             1991         2009           840.8          --        2.22
                                     JPY             1991         2014           193.0          --        3.90
                                     CAD             1991         2009             --         947.2    Floating
                                     GBP             1991         2009             --         945.5    Floating
                                     CHF             1991         2009           557.3        347.7   1.97 / Fltg
                                     Other           1991         2009           197.5         51.2   4.63/ Fltg
TOTAL                                                                          6,968.4      9,836.9
Other External Creditors(2)
Collateralized Par Bonds             US$             1994         2024           744.7          --       4.00(3)
Collateralized RSTA Bonds            US$             1994         2024           448.6          --       4.75(3)
$100 million 7 3/4% Notes            US$             1997         2017           100.0          --        7.75
(euro)600 million 6% Notes           EUR             2000         2010           818.4          --        6.00
(euro)1 billion 5 1/2% Notes         EUR             2001         2011         1,364.0          --        5.50
(euro)750 million 5 1/2% Notes       EUR             2002         2012         1.023.0          --        5.50
$1.4 billion 6 1/4% Notes            US$             2002         2012         1,400.0          --        6.25
(pound)400 million 5-5/8% Notes      GBP             2002         2010           771.8          --        56.25
(euro)3 billion 4 1/2% Notes         EUR             2003         2013         4,092.1          --        4.50
(Y)25 billion 0.84% Notes            JPY             2003         2010           243.9          --        0.84
(euro)500 million 3m Euribor +0.125% EUR             2003         2003             --         682.0      0.125
Notes
$1 billion 5 1/4% Notes              US$             2003         2014         1,000.0          --        5.25
$400 million 6m Libor +0.325%        US$             2003         2010             --         400.0    Floating
Notes
(euro)1.5 billion 3-7/8% Notes       EUR             2004         2009         2,046.1          --        3.875
CHF400 million 2-1/8% Notes          CHF             2004         2009           353.4          --        2.125
(Y)6.8 billion 2.6475% Notes         JPY             2004         2034            66.3          --       2.6475
(Y)50 billion 1.02% Notes            JPY             2004         2009           487.7          --        1.02
(Y)16.8 billion 3.22% Notes          JPY             2004         2034           163.9          --        3.22
World Bank                           US$(4)          1991         2008             --           5.6    Floating
World Bank                           US$(4)          1992         2009             --          19.5    Floating
World Bank                           US$(4)          1993         2010             --           9.3    Floating
World Bank                           US$             1996         2013             --          23.7    Floating
World Bank                           EUR             1996         2013             --          24.4    Floating
World Bank                           US$             1997         2012             --         263.9    Floating
World Bank                           EUR             1997         2012             --         132.9    Floating
World Bank                           EUR             1999         2014             --         363.0    Floating
World Bank                           EUR             2000         2015             --         142.8    Floating
World Bank                           EUR             2000         2016             --          35.8    Floating
World Bank                           EUR             2001         2011             --         153.9    Floating
World Bank                           EUR             2004         2014             --         126.2    Floating
World Bank                           EUR             2004         2014             --         166.6    Floating
World Bank                           EUR             2004         2018             --           0.6    Floating
European Investment Bank             US$             1993         2013            11.3          --        7.50
European Investment Bank             EUR             1994         2014           113.7          --        5.25
European Investment Bank             EUR             1996         2016           109.1          --        5.77
European Investment Bank             EUR             1997         2022           290.8          --        5.46
European Investment Bank             EUR             1998         2018           471.0          --        4.86
European Investment Bank             EUR             2000         2019            43.5          --        5.53
European Investment Bank             EUR             2000         2020            62.8          --        4.63

                                      T-6

                                                                                Principal Amount
                                                    Year of      Year of       Fixed      Floating     Interest
                                      Currency       Issue      Maturity       Rate         Rate        Rate(1)
                                      --------      -------     --------       -----      --------     --------
                                                                                  ($ millions)

European Investment Bank             EUR             2001         2020           258.8          --        4.68
European Investment Bank             EUR             2001         2029           268.9          --        4.68
European Investment Bank             EUR             2002         2024            42.5          --        4.52
European Investment Bank             EUR             2003         2029           463.8          --        4.79
European Bank of Reconstruction      EUR             1993         2008             --          19.5    Floating
and Development
Council of Europe Development Bank   EUR             1999         2014            52.1          --        5.32
Council of Europe Development Bank   EUR             2000         2015            46.9          --        5.80
Council of Europe Development Bank   EUR             2001         2016           173.7          --        5.34
Council of Europe Development Bank   EUR             2002         2017            93.3          --        5.36
Council of Europe Development Bank   EUR             2003         2018             --           34.1    Floating
Other                                US$             1993         2005            32.9          --       Various
                                     JPY             1990         2015           118.4          --        2.90
TOTAL                                                                         17,777.4      2,603.8

-----------------

In this table "EUR" means Euro, "US$" means United States dollar, "JPY" means
Japanese yen.

(1)  The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.

(2)  External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.

(3)  Increasing in stages to 5.00% in 2015.

(4)  Originally denominated in the World Bank's "currency pool" and in 1998 converted to US dollars.

Source: Ministry of Finance

                                      T-7

                          State Treasury Internal Debt

                          State Guaranties and Sureties

                With a maturity at issuance of more than one year

                             as at December 31, 2004

                                   Maturities
                        -------------------------------------------------------------------------------------
                        2005            2006             2007            2008            2009            2010
                        ----           -----             ----            ----            ----            ----
                                                               (PLN millions)
Foreign guarantees          1,252             743             786              691             690           1,332
Domestic sureties
and guarantees              1,893           1,952           1,879            1,796           2,099             985

TOTAL                       3,145           2,695           2,665            2,487           2,790           2,317

-----------------

Source:  Ministry of Finance

                                      T-8

                                     PART II

(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)

I.   The issuer hereby agrees to furnish the opinions of the Director of the
     Legal Department of the Ministry of Finance, Republic of Poland, as to the
     legality of each issue of the securities in post-effective amendments to this Registration Statement or in a report filed under the Securities
     Exchange Act of 1934 that is incorporated by reference in this Registration
     Statement.

II.  An itemized statement showing estimated expenses of the State Treasury, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

                                  UNDERTAKINGS

The State Treasury hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i)  to include any prospectus required by section 10(a)(3) of the
          Securities Act of 1933; and

     (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration
          Statement;

     provided, however, that the State Treasury shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii)
     above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange
     Act of 1934 that is incorporated by reference in this Registration
     Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for purposes of determining any liability under the Securities Act of
     1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Poland pursuant to Rule 424(b)(1) or (4) or
     497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                      II-1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement consists of:

(1)  Facing sheet

(2)  Cross Reference sheet

(3)  Part I consisting of the Prospectus

(4)  Part II consisting of pages numbered II-1 through II-4

(5)  The following exhibits:

     (A)  Form of proposed Fiscal Agency Agreement*

     (B)  Form of Note (attached to the form of Fiscal Agency Agreement)

     (C)  Form of proposed Underwriting Agreement (1)

(6)  Opinion of the Director of the Legal Department, Ministry of Finance,
     Republic of Poland as to the legality of the Securities**

(7)  Opinions of White & Case LLP, U.S. counsel, and White & Case W.
     Danilowicz, W. Jurcewicz i Wspolnicy - Kancelaria Prawna Spolka
     Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities**

(8)  The consent of the Director of the Legal Department, Ministry of Finance,
     Republic of Poland (included in (6))**

(9)  The consents of White & Case LLP and White & Case W. Danilowicz, W.
     Jurcewicz i Wspolnicy - Kancelaria Prawna Spolka Komandytowa (included in
     (7))**

(10) The consent of Mr. Miroslaw Gronicki, Minister of Finance, Ministry of
     Finance, Republic of Poland (included on page II-3)

-----------------

*    To be provided from time to time by one or more amendments to this
     Registration Statement.

**   Filed previously as an exhibit to this Registration Statement.

(1)  Filed as an exhibit to Registration Statement No. 333-89650 and incorporated by reference herein and made part of this Registration
     Statement.

                                     II - 2

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has
duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Warsaw on
September 29, 2005.

THE STATE TREASURY OF THE REPUBLIC OF POLAND,
represented by the Minister of Finance

   /s/ Miroslaw Gronicki
By ---------------------------------

Name:  Miroslaw Gronicki (1)

Title: Minister of Finance, Ministry of Finance, Republic of Poland

-----------------

(1)  Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

                                      II-3

                                  EXHIBIT INDEX

Exhibit Number      Description
                                                                      Page No.
(5)        A        Form of Fiscal Agency Agreement*

           B        Form of Note (attached to the form of Fiscal
                    Agency Agreement under A above)

           C        Form of Underwriting Agreement(1)

(6)                 Opinion  of the Director of the Legal Department,
                    Ministry  of  Finance, Republic of Poland**

(7)                 Opinions of White & Case LLP, U.S. counsel,
                    and White & Case W. Danilowicz, W. Jurcewicz i
                    Wspolnicy-Kancelaria Prawna Spolka Komandytowa,
                    Polish counsel, to the Republic of Poland as to
                    the legality of the Notes**

(8)                 The consent of the Director of the Legal
                    Department, Ministry of Finance, Republic of
                    Poland (included in (6))**

(9)                 The  consents  of  White & Case  LLP  and
                    White & Case W. Danilowicz,  W. Jurcewicz i
                    Wspolnicy-Kancelaria Prawna Spolka Komandytowa
                    (included  in (7))**

(10)                Consent of  Miroslaw Gronicki,  Minister of
                    Finance, Ministry of Finance, Republic of Poland
                    (included on page II-3)

-----------------

*    To be provided from time to time by one or more amendments to this
     Registration Statement.

**   Filed previously as an exhibit to this Registration Statement.

(1)  Filed as an exhibit to Registration Statement No. 333-89650 and incorporated by reference herein and made part of this Registration
     Statement.

                                     II - 4